UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated April 25, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye" or "the Company")

Notice of AGM and No Change Statement

Sibanye today published its 2013 Integrated Annual Report on
its website. The Summarised Report and Notice of Annual
General Meeting will be posted to shareholders on 12 May 2014.

KPMG have audited the results and their unqualified audit
report is open for inspection at the Company's offices.

An abridged report has not been published as the information
previously published in the provisional results released on
28 March 2014 has not changed.

The 2013 Integrated Annual Report (plus supporting online
information)and the Notice of the Annual General Meeting are
available at www.sibanyegold.co.za

Sibanye has also published on its website the Mineral
Resources and Mineral Reserves as supplement to the 2013
Integrated Report.

Notice of Annual General Meeting

Notice is given of the Annual General Meeting of the Company
to be held at Libanon Business Park, 1 Hospital Street (off
Cedar Avenue), Libanon, Westonaria, 1780, South Africa on
17 June 2014 at 09:00. The AGM will transact the business as
stated in the notice of that meeting, a copy of which can be
found with the Integrated Annual Report on the Company's
website at www.sibanyegold.co.za

In terms of section 59(1) (b) of the Companies Act, 71 of
2008, the record date for the purpose of determining which
shareholders are entitled to participate in and vote at the
AGM (being the date on which a shareholder must be registered
in the Company's securities register in order to participate
in and vote at the AGM) as 11 June 2014. Therefore the last
day to trade in order to be registered in the Company's
securities register as at the record date is 4 June 2014.

25 April 2014

ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd



SibanyeGOLD
We are One | Summarised Report 2013 and
Notice of Annual General Meeting

contents

1	Group overview
3	Financial and operating review
4	Directors and management
8	Share capital, shareholders information and share ownership of directors
11	Statement of responsibility by the board of directors
12	Summarised financial statements
14	Consolidated income statement
15	Consolidated statement of comprehensive income
16	Consolidated statement of financial position
17	Consolidated statement of changes in equity
18	Consolidated statement of cash flows
19	Notes to the consolidated financial statements
24	Notice of annual general meeting
29	Explanatory notes
31	Form of proxy
32	Notes to the form of proxy
IBC	Administration and contact information

www.sibanyegold.co.za

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or uranium; hazards associated with underground and surface gold and uranium mining; labour shortages and disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the HIV/AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

group overview

OVERVIEW OF THE ORGANISATION

Sibanye is an independent, South African domiciled and focused mining group, which currently owns and operates three underground and surface gold operations, namely the Driefontein Operation (Driefontein) and the Kloof Operation (Kloof) in the West Witwatersrand region and the Beatrix Operation (Beatrix) in the southern Free State. In addition to its mining activities, the Group owns and manages significant extraction and processing facilities at its operations, which beneficiate the gold bearing ore mined.

Sibanye is the largest individual producer of gold from South Africa and is one of the world's 10 largest gold producers. In 2013, the Group produced 44,474kg or 1.43Moz of gold at an average all-in cost of R354,376/kg (US$1,148/oz) and invested R2.9 billion in capital at its operations. At 31 December 2013, Sibanye held gold resources of 65.0Moz and gold reserves of 19.7Moz, respectively 13% lower and 46% higher than in 2012. Uranium resources of 68.8 million pounds (Mlb) and reserves of 43.2Mlb were also declared.

In 2013, the Group entered into an agreement with Gold One International Limited (Gold One) to acquire its West Witwatersrand Cooke underground and surface operations (Cooke) and made an offer to acquire 100% of Witwatersrand Consolidated Resources Limited (Wits Gold), a JSE and Toronto Stock Exchange (TSX) listed gold and uranium exploration company with significant gold resources in South Africa. These acquisitions will increase Sibanye's annual gold production, enhance existing operational flexibility and provide Sibanye with the potential to significantly extend its operating life.

SHAREHOLDERS

Sibanye is headquartered close to Westonaria, in the Gauteng province, near its West Wits operations. The Group's primary listing is on the JSE, trading under the share code SGL, where it has been included as a member of the JSE's Socially Responsible Investment (SRI) index in 2013. The Group also has a secondary listing of American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE), which trade under the ticker code SBGL. Each ADR is equivalent to four ordinary shares.

At 31 December 2013, Sibanye had an issued share capital of 735,079,031 shares (1,000,000,000 authorised) and a market capitalisation of approximately R9.0 billion (US$874 million). On 22 April 2014 Sibanye's market capitalisation had risen to R19.2 billion (US$1,877 million).

The Group has a diverse shareholder base, which at 31 December 2013 predominantly comprised institutional investors located in South Africa (45%), the United States of America (36%), Luxembourg (3%), United Kingdom (2%) and others (14%).



Geographic shareholder spread at 31 December 2013 (%)

- South Africa
- United States
- Luxembourg
- United Kingdom
- Others



Gold Fields (Sibanye) geographic shareholder spread at 31 December 2012 (%)

- South Africa
- United States
- France
- United Kingdom
- Others

OWNERSHIP STRUCTURE



group overview continued

The Group has a 100% free float and its three largest institutional shareholders (holding 34.8% of the Group) at 31 December 2013 were Allan Gray Proprietary Limited (14.7%), Investec Asset Management Holdings Proprietary Limited (14.2%) and Van Eck Associates Corporation (5.9%). The successful acquisition of the Cooke operations from Gold One will result in Gold One holding a 17% interest in Sibanye after the conclusion of the transaction.

PRODUCTS AND MARKETS

Sibanye mines, extracts and processes gold ore to produce a beneficiated product, doré. The doré is then further refined at Rand Refinery Proprietary Limited (Rand Refinery) into gold bars with a purity of at least 99.5%, in accordance with the Good Delivery standards as determined by the London Bullion Market Association (LBMA). The refined gold is then sold on international markets. Sibanye holds a 33% interest in Rand Refinery, one of the largest global refiners of gold, and the largest in Africa. Rand Refinery markets gold to customers around the world.

Sibanye's primary direct customers are bullion banks acting as intermediaries in the gold market.

Sibanye's gold sales are predominantly in US dollars. Although this exposes the Group to transaction and translation exposure from fluctuations in foreign-currency exchange rates, Sibanye does not generally hedge this exposure. It may do so in specific circumstances, such as to protect cash flows at times of significant capital expenditure, for financing projects or to safeguard the viability of higher-cost operations.

PEOPLE

At the end of 2013, Sibanye employed 36,274 people; 33,773 of whom were permanent employees (93%) and 2,501 contractors (7%). Employees are drawn from local communities in the regions in which the Group operates (25.0%), from other regions in South Africa (44.4%) and from other southern African countries (30.6%).

Sibanye's experienced Board is largely comprised of independent non-executive directors, and is chaired by an independent non-executive Chairman. The highly experienced management team has more than 150 years' combined experience in the South African mining industry.

Sibanye is committed to becoming a fully transformed South African mining Group and its approach is guided by the Broad Based Socio-economic Empowerment Charter for the South African Mining and Minerals Industry (Mining Charter). In 2004, Gold Fields Limited (Gold Fields) undertook a black economic empowerment (BEE) transaction, transferring an amount equivalent to 15% of its equity from Sibanye, formerly GFI Mining South Africa Proprietary Limited, to Mvelaphanda Gold Proprietary Limited (Mvelaphanda Gold). In 2010, 10% of equity was allocated to an Employee Share Ownership Plan (ESOP) and another 1% in an empowerment deal. At the end of 2013, 32,219 employees were participants in the ESOP.

Sibanye recognises that it has a diverse workforce. It is committed to meeting the targets required by the Mineral and Petroleum Resources Development Act, 2002 (Act No 28 of 2002) (MPRDA) and its associated Mining Charter, including the appointment of historically disadvantaged South Africans (HDSAs) in management positions and employing women in core mining positions in the Group. Sibanye has invested significantly in empowering HDSAs and women at all levels, particularly in leadership roles.

SUSTAINABILITY LEADERSHIP

Pursuant to the separation of the Group from Gold Fields in February 2013, Sibanye is developing and finalising specific policies and procedures relating to its sustainability practices. These policies and practices will form an integral part of the management of the Group.

Sibanye is guided by the spirit of transformation as defined in the MPRDA and Mining Charter.

Strategic policy initiative guidance is also provided through the United Nations Global Compact (UNGC). This is a practical framework, which was launched in 2000 for companies committed to sustainability and responsible business practices. As a leadership initiative endorsed by chief executives, the UNGC seeks to align business operations and strategies everywhere with 10 universally accepted principles in the areas of human rights, labour, environment and anti-corruption.

All transactions relating to BEE, finalised under Gold Fields, are still applicable to Sibanye. In this regard, Sibanye transferred equity equivalent to 26% to BEE entities, constituting 15% Mvelaphanda Gold, 10% ESOP and 1% transformation shares.

The Board is responsible for sustainability but has delegated specific responsibility for oversight of various sustainability issues to the Audit Committee, the Safety, Health and Sustainable Development Committee, and the Social and Ethics Committee.

Apart from the Safety, Health and Sustainable Development Committee where the Chief Executive Officer (CEO) is also a member, all the Board committees are composed exclusively of independent non-executive directors.

financial and operating review

REVENUE

Revenue increased from R16,554 million in 2012 to R19,331 million in 2013, an increase of 17%. The gold price decreased by 15% in US dollar terms from an average of US$1,652/oz in 2012 to US$1,408/oz in 2013. However, the weaker rand against the US dollar offset this decline, resulting in an unchanged year-on-year average rand gold price of R434,663/kg (2012: R434,943/kg). The rand weakened by 17% year-on-year from an average of R8.19/US$ to R9.60/US$.

Gold produced for the year was 44,474kg (1.43Moz) compared with 38,059kg (1.22Moz) in 2012, an increase of 17%. In general, the increase in production was largely due to two factors. Firstly, towards the end of 2012 the industry went through a period of prolonged, disruptive illegal strike action which resulted in production losses of approximately 4,500kg (145,000oz) at Sibanye. Strike action during 2013 was limited to a few days and had little, if any, effect on production levels, resulting in higher production levels in 2013. The second factor resulting in an increase in production was the implementation of the new operating strategy following the unbundling of these operations from Gold Fields Limited in February 2013. This resulted in an increase in volumes milled and an improvement in the quality of mining. This production increase was partially offset at Beatrix by a fire which started on 19 February 2013, restricting mining at the Beatrix West Section.

OPERATING COSTS – COST OF SALES LESS AMORTISATION AND DEPRECIATION

Operating costs increased by 11% from R10,824 million in 2012 to R11,973 million in 2013. This increase was due to above-inflation wage increases of between 7.5% and 8.0% depending upon the category of employee, increased electricity tariffs and costs associated with the increased production, such as stores and bonuses. These increases were partly offset by cost saving initiatives implemented during the year, which resulted in improved efficiencies, together with a reduction in contractor costs, and a reduction of employees in service.

The weighted average total cash cost per kilogram decreased by 4% from R285,851/kg (US$1,086/oz) in 2012 to R273,281/kg (US$885/oz) in 2013. This decrease was as a result of the 17% increase in gold produced and sold, partly offset by the increase in royalties and operating costs described earlier.

OPERATING MARGIN

The Group operating margin increased to 38% from 35% as a result of the increase in production, partly offset by production and inflation related cost increases.

NET PROFIT

Despite the increase in operating profit, once-off items including a R821 million impairment in the carrying value of the Beatrix West section, R439 million restructuring costs, and increased royalties and taxation charges of R133 million and R335 million, respectively, following the improvement in profitability, resulted in a profit for the year of R1,698 million (2012: R2,980 million). In addition, in 2012 Sibanye accounted for a deferred tax credit due to amendments to the statutory tax rate of R1,004 million. This compares with a net deferred tax credit in 2013 of R214 million arising from an adjustment to the long-term deferred tax rate.

CASH FLOW

Cash generated by the Group's operations amounted to R6,840 million for the year, a 25% increase on 2012 (R5,477 million) mainly due to the increase in gold production. These cash flows were used to pay interest of R326 million, royalties of R249 million, taxation of R305 million and dividends of R272 million.

Sibanye spent R1,019 million on sustaining capital and R1,883 million on ore reserve development. Net debt repayments during the year totalled R2,220 million, reducing gross debt to R2,000 million and net debt to R499 million at year end.

OUTLOOK

For the year ending December 2014, gold production in the normal course of business from the Kloof, Driefontein and Beatrix Operations is forecast at 44,000kg (1.41Moz). Total cash cost is forecast at R270,000/kg (US$800/oz) and All-in cost at approximately R360,000/kg (US$1,070/oz), assuming an average exchange rate of R10.50 to the US dollar during the year. Capital expenditure for the year is forecast at approximately R3.1 billion.

directors and management

DIRECTORS

Sello Moloko (48)
Chairman

BSc (Honours) and Postgraduate Certificate in Education, University of Leicester
Advanced Management Programme, Wharton

Sello Moloko was appointed non-executive Chairman of the Board on 1 January 2013. Prior to this, he served as a director of Gold Fields from 25 February 2011 to 31 December 2012. Sello is the Executive Chairman and founder of the Thesele Group and Chairman of the Alexander Forbes Group. He has an extensive career in financial services, including periods at Brait Asset Managers and Old Mutual, where he was CEO of Old Mutual Asset Managers until 2004. Sello's other directorships are Sycom Property Fund and Acucap Limited. He is a trustee of the Nelson Mandela Foundation Investment Committee.

Neal Froneman (54)
Chief Executive Officer
Executive Director and Chairman of the Executive Committee

BSc Mech Eng (Ind Opt), University of the Witwatersrand
BCompt, University of South Africa
Pr Eng

Neal Froneman was appointed an executive director and CEO of Sibanye on 1 January 2013. He has over 30 years of relevant operational, corporate development and mining industry experience. He was appointed CEO of Aflease Gold Limited (Aflease Gold) in April 2003. Aflease Gold, through a series of reverse takeovers, became Gold One in May 2009. Neal was primarily responsible for the creation of Uranium One Inc. (Uranium One) from the Aflease Gold uranium assets. During this period, he was CEO of both Aflease Gold and Uranium One until his resignation from Uranium One in February 2008. Prior to joining Aflease Gold, Neal held executive and senior management positions at Gold Fields of South Africa Limited, Harmony Gold Mining Company

Limited (Harmony) and JCI Limited. He is also a non-executive director of Delview Three Proprietary Limited, Hi-Zone Traders 116 Proprietary Limited, 17 Perissa Proprietary Limited and Forestry Services Proprietary Limited.

Charl Keyter (40)
Chief Financial Officer
Executive Director

BCom, University of Johannesburg
MBA, North-West University
ACMA and CGMA

Charl Keyter was appointed a director on 9 November 2012 and was appointed an executive director and CFO of Sibanye on 1 January 2013. Previously, he was Vice President and Group Head of International Finance for Gold Fields. Charl has more than 18 years' mining experience having begun his career in February 1995 with Gold Fields. He is also a non-executive director of Oil Recovery and Maintenance Services Proprietary Limited.

Timothy Cumming (56)
Non-executive director

BSc (Honours) (Engineering), University of Cape Town
BA (PPE), MA (Oxon)

Timothy Cumming was appointed a non-executive director on 21 February 2013. He is the founder and partner of Scatterlinks, a South African-based company offering mentoring and coaching to senior business executives as well as strategic advisory services to financial services businesses. He was previously involved with the Old Mutual Group in various capacities: CEO of the Old Mutual Investment Group SA; Executive Vice President – Director of Global Business Development of Old Mutual Asset Management (USA); Managing Director – Head of Corporate Segment of Old Mutual (South Africa); Strategy Director of Old Mutual (Emerging Markets); and Interim CEO of Old Mutual Investment Group (South Africa). He was also executive director and Head of Investment Research (Africa) for HSBC Securities. Timothy started his career as a management

trainee at the Anglo American Corporation of South Africa Limited. He worked on a number of diamond mines and was Resident Engineer at Anglo's gold mines in Welkom.

Barry Davison (68)
Non-executive director

BA (Law and Economics), University of the Witwatersrand
Graduate Commerce Diploma, Birmingham University
CIS Diploma in Advanced Financial Management and Advanced Executive Programme, University of South Africa

Barry Davison was appointed a non-executive director on 21 February 2013. He has more than 40 years' experience in the mining industry and served as executive Chairman of Anglo American Platinum Limited (Anglo Platinum), Chairman of Anglo American plc's Platinum Division and Ferrous Metals and Industries Division and executive director of Anglo American plc. He was a director of a number of listed companies including Nedbank Group Limited, Kumba Resources Limited, Samancor Limited and the Tongaat-Hulett Group Limited.

Richard Menell (58)
Non-executive director

MA (Natural Sciences, Geology), Trinity College, Cambridge
MSc (Mineral Exploration and Management), Stanford University

Richard (Rick) Menell was appointed a non-executive director on 1 January 2013. He has over 30 years' experience in the mining industry and has been a director of Gold Fields since 8 October 2008. Previously, he has occupied the positions of President and Member of the Chamber of Mines of South Africa, President and CEO of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and Avgold Limited, Chairman of Bateman Engineering, Deputy Chairman of Harmony and African Rainbow Minerals Limited. He has also been a Director of Telkom SA Limited, Standard Bank Group Limited and Mutual and Federal

Insurance Company Limited. He is currently a non-executive director and Chairman of Credit Suisse Securities Johannesburg, non-executive director of Weir Group plc, Rockwell Diamonds Inc. and the Tourism Enterprise Partnership. Rick is a Trustee of Brand South Africa and the Carrick Foundation. He is Co-Chairman of the City Year South Africa Citizen Service Organisation, and Chairman and trustee of the Palaeontological Scientific Trust.

Nkosemntu Nika (56)
Non-executive director
BCom, University of Fort Hare
BCompt (Honours), Unisa
Advanced Management Programme, INSEAD
CA(SA)

Nkosemntu Nika was appointed a non-executive director on 21 February 2013. He is currently an independent non-executive director of Scaw South Africa Proprietary Limited, ConvergeNet Holdings Limited and Chairman of the Audit and Risk Committee of Foskor Proprietary Limited. He was previously CFO and Finance Director of PetroSA (SOC) Limited and Executive Manager: Finance at the Development Bank of Southern Africa. He has held various internal auditing positions at Eskom, Shell and Anglo American Corporation of South Africa Limited. He was also a non-executive board member of the Industrial Development Corporation and chaired their Audit and Risk Committee and the Governance and Ethics Committee.

Keith Rayner (57)
Non-executive director
BCom, Rhodes University
CTA, CA(SA)

Keith Rayner was appointed a non-executive director on 1 January 2013. He is a Chartered Accountant with experience in corporate finance and is CEO of KAR Presentations which specialises in corporate finance and regulatory advice. He is an independent non-executive director of Goliath Gold Limited, Sabie Gold

Proprietary Limited, John Daniel Holdings Limited, Keidav Properties Proprietary Limited and Appropriate Process Technologies Proprietary Limited. He is a member of the JSE's Issuer Regulation Advisory Committee. He was a member of the committee that wrote the Takeover Regulations in the Companies Act. He is a non-practising member of the South African Institute of Stockbrokers, a Fellow of the Institute of Directors, and a current and previous member of various SAMREC and SAMVAL working groups and a previous member of the Accounting Practices Committee.

Zola Skweyiya (72)
Non-executive director
LLD, University of Leipzig

Zola Skweyiya was appointed a non-executive director on 1 October 2013. He was Minister of Public Service and Administration from 1994 to 1999 and Minister of Social Development from 1999 to 2008. He was a founding member of the Centre for Development Studies at the University of the Western Cape. Zola also served on the board of trustees of the National Commission for the Rights of Children. He was previously the Chairman of the United Nations Commission for Social Development and the founder and chairman of the African National Congress Constitution Committee. In August 2013 he returned to South Africa after serving as the South African High Commissioner to the United Kingdom. He is also a director of Umsimbithi Holdings.

Susan van der Merwe (59)
Non-executive director
BA, University of Cape Town

Susan van der Merwe was appointed as a non-executive director on 21 February 2013. She served as a member of parliament for 18 years until October 2013, and held various positions, including that of Deputy Minister of Foreign Affairs for the period 2004 to 2010. She is currently a member of the National Executive Committee of the African National Congress. She

has participated in various civil society organisations and currently serves as a Trustee and Chair of the Kay Mason Foundation, which is a non-profit organisation assisting disadvantaged scholars in Cape Town.

Jerry Vilakazi (53)
Non-executive director
BA, University of South Africa
MA, Thames Valley, MA, London
MBA, California Coast University

Jerry Vilakazi was appointed a non-executive director on 1 January 2013. He is Chairman of Palama, which he co-founded to facilitate investment in a diversified portfolio. He is the past CEO of Business Unity South Africa (BUSA). Prior to this he was Managing Director of the Black Management Forum. In 2009 Jerry was appointed to the Presidential Broad-Based Black Economic Empowerment Advisory Council and in 2010 he was appointed as a Commissioner of the National Planning Commission. He was appointed Public Service Commissioner in 1999 and has played a critical role in shaping major public service policies in post 1994 South Africa. Jerry is the chairman of the Mpumalanga Gambling Board, Mpumalanga Economic Growth Agency and the State Information and Technology Agency, or SITA. He is the non-executive Chairman of Netcare Limited and holds non-executive directorships in Goliath Gold Limited, Blue Label Telecoms, General Health Group (UK) and Palama Investments.

TERM OF OFFICE
Sello Moloko, Neal Froneman, Charl Keyter, Keith Rayner and Zola Skweyiya retire by rotation at the upcoming Annual General Meeting and are eligible and offer themselves for re-election. Timothy Cumming, Barry Davison, Richard Menell, Nkosemntu Nika, Susan van der Merwe and Jerry Vilakazi retire by rotation in 2015.

directors and management *continued*

EXECUTIVE MANAGEMENT

Shadwick Bessit (51)
Senior Vice President: Technical Services
National Higher Diploma, Wits Technikon
Executive Development Programme, GIBS
Mine Manager's Certificate of Competency

Prior to joining Gold Fields on 6 July 2012, Shadwick Bessit was the Executive Director – Operations at Impala Platinum Holdings Limited (Implats). He occupied this position from 2005 to 2010 after joining Implats in November 2002 as General Manager. Previously he was employed at AngloGold Ashanti Limited (AngloGold Ashanti) from 1986 to 2002 where he moved through the ranks to General Manager level at Deelkraal, Elandsrand and Savuka mines.

Hartley Dikgale (53)
Vice-President: General Counsel and Sustainable Development
Bluris, University of the North
LLB, HDip (Company Law), University of the Witwatersrand
LLM, Vista

Hartley Dikgale is an admitted advocate of the High Court of South Africa and has more than 30 years of corporate experience as a business executive. He has served on more than 20 boards of directors of both listed and unlisted companies. He was initiated in the mining sector in 2004 when he served in the JSE listed Pamodzi Gold Limited as a Non-executive Director.

He has worked for the following companies and institutions, among others: Sanlam, Old Mutual, Independent Communications Authority of South Africa (ICASA), Rand Water and Pamodzi Investment Holdings Proprietary Limited. In recent years, Hartley has worked for Rand Uranium Proprietary Limited (Rand Uranium) in an executive capacity as a General Counsel.

When Gold One acquired Rand Uranium, Hartley joined and served Gold One in the capacity of a Senior Vice President: General Counsel and Sustainable Development. He is now serving Sibanye in a similar capacity.

Cain Farrel (64)
Company Secretary
MBA, Southern Cross University, Australia
FCIS

Cain Farrel was appointed to his position on 1 January 2013. Before then, and from 1 May 2003, he was Company Secretary of Gold Fields. Previously, Cain served as Senior Divisional Secretary – Anglo American Corporation of South Africa Limited. He is a Past President and former director of the Southern African Institute of Chartered Secretaries and Administrators.

Nash Lutchman (51)
Senior Vice President: Protection Services
BA (Honours) Criminology, University of KwaZulu-Natal

Nash Lutchman has more than 25 years experience in the policing and security environments. He enlisted in the SA Police in 1987 and rose through the ranks from a Constable in 1988, to a Brigadier in 1999. During his time with the SAP, Nash served in various divisions at senior levels. In 2004 he joined De Beers as a Security Manager at the De Beers Kimberley mines, and subsequently held key positions within the group as Group Crime and Intelligence Manager, Regional Security Manager, Group Investigations and Crime Information Manager, before being appointed to head the Security Division at De Beers consolidated mines.

In 2008 Nash joined Gold Fields as Manager Special Investigations and was appointed to Senior Manager and Head of Gold Fields Protection Services in July 2009. During March 2012, Nash was appointed as Vice President and Group Head of Protection Services for the Gold Fields Group. In March 2014 Nash was promoted to Senior Vice President responsible for developing and delivering a holistic protection strategy for Sibanye.

Dawie Mostert (44)
Senior Vice President: Organisational Effectiveness
MDP (Adv Labour Law), MBA, University of South Africa

Dawie Mostert, who has more than 16 years' experience in the mining industry, was appointed to his position on 1 January 2013. Prior to joining Sibanye, he served as Vice President Commercial Services at Gold One and previously as Vice President Human Capital at Great Basin Gold Limited. Prior to joining Great Basin Gold in 2006, he was an Executive for Organisational Development and Employee Relations at Harmony from 2002 to 2006. Dawie joined Harmony in 1996 as part of the acquisition transformational team and was appointed Mine Manager at Elandsrand mine from 2001 to 2002.

Adam Mutshinya (50)
Senior Vice President: Human Capital
BAdmin (Honours) (Industrial Psychology), University of Venda

Adam Mutshinya was appointed to his position on 1 March 2013. Prior to his appointment to Sibanye, and from 1 December 2012, he was Vice President and Head of Human Resources – SA Region of Gold Fields. Before that he was Vice President and Head of Group Talent Management at Gold Fields. Prior to joining Gold Fields in November 2011, Adam was with the South African Forestry Company (SAFCOL). Here – between September 2006 and June 2011 – he held the senior positions of Group Executive: Human Resources and Senior Group Executive: Human Capital. Prior to this, Adam held various positions at Anglo Platinum. Between October 2003 and August 2006 he was Human Resource (HR) Manager: Platinum Expansion Programme, HR Manager: Smelter Operations and the Group HR Manager Transformation.

Dick Plaistowe (64)
Senior Vice President: Surface Operation and Processing
BSc (Honours) (Mining Engineering), Nottingham University
Mine Manager's Certificate of Competency for Metalliferous and Fiery

Coal Mines,
Programme for Management
Development, Harvard Business School
Programme for Management
Development, University of South Africa

Dick Plaistowe has more than 40 years' experience in the mining industry, with extensive strategic, operations and project management experience. He also has 20 years' experience in the surface retreatment business and was the Chief Executive Officer responsible for the listing of Crown Consolidated Gold Recoveries (now incorporated within DRD Limited) on the Johannesburg Stock Exchange in 1997 and for the formation of Mine Waste Solutions (Pty) Limited in 2000. Dick was recruited by Gold One International to develop a surface retreatment business following Gold One's acquisition of Rand Uranium in 2011, where he was Senior Vice President of Surface Operations.

Wayne Robinson (51)
Senior Vice President: Cooke Operations
BSc Mechanical Engineering (University of Natal), BSc Mining Engineering (University of Witwatersrand)

Wayne Robinson has worked in the South Africa gold and platinum mining industry and has over 25 years of underground mine management experience. Prior to joining Sibanye Gold, he was the Executive Vice President of Cooke Operations and served on the Gold One Executive Committee. He has held senior management positions at Eastern Platinum, Richards Bay Minerals and Gold Fields.

Marius Saaiman (42)
Senior Vice President: Business Development
BCom (Honours) (Accounting), University of Johannesburg, CA (SA)

A member of the South African Institute of Chartered Accountants, Marius Saaiman was appointed to his position in February 2014. Prior to joining Sibanye, Marius was the joint CEO at Village Main Reef Limited. Before this, he was the acting CEO of Simmer and Jack Mines Limited. Prior to this, Marius was Managing Director at Macquarie, responsible for coverage of the resources sector as well as advising on mergers and acquisitions within

the sector. Previous positions include investment advisor at African Global Capital, a resources focused private equity fund, head of corporate finance at Kumba Iron Ore Limited and Vice President Corporate Finance at Anglo American plc. Marius has had a long association with the mining industry, both within large corporates, as well as in the investment banking arena.

Richard Stewart (38)
Senior Vice President: Business Development
BSc (Honours), PHD (Geology) (University of Witwatersrand)

Richard Stewart has over 15 years' experience in South Africa's geological and mining industries and is a professional natural scientist registered with South African Council for Natural Scientific Professions (SACNASP). Prior to joining Sibanye Gold, he served as the Executive Vice President of Technical services for Gold One and was also the CEO for Goliath Gold. He was an investment consultant for African Global Capital SA, and has held management positions at Uranium One, Shango Solutions Consultancy and CSIR Mining Technology.

Peter Turner (57)
Chief Operating Officer
National Higher Diploma (Mechanical Engineering), Vaal Triangle Technikon
South African Mine Manager's Certificate of Competency (Metalliferous)
South Africa Mechanical Engineers Certificate of Competency

Peter Turner was appointed to his position on 1 January 2013. Prior to his appointment to Sibanye, he was Executive Vice President, Head of the South Africa region of Gold Fields. Between August 2009 and August 2011 he served as Executive Vice President, Head of West Africa. He moved to Ghana in 2008 when he was appointed Vice President of Operations. In 2005 he was the head of the Kloof mine in South Africa and later the Driefontein mine. Between 2002 and 2005 he was Managing Director of Geita Gold Mining Limited in Tanzania. Before that, Peter was General Manager of East and West Africa Region for AngloGold Ashanti which is where he spent the majority

of his career. He progressed through the ranks, starting as an Engineering Trainee at Vaal Reefs in 1975, later spending time in various managerial positions at a number of gold mining operations. Peter has more than 34 years' experience in the mining industry.

Robert van Niekerk (49)
Senior Vice President: Organisational Effectiveness
National Higher Diploma (Metalliferous Mining), Witwatersrand Technikon
BSc (Mining Engineering), University of the Witwatersrand
South African Mine Manager's Certificate of Competency

Robert van Niekerk was appointed to the position in February 2013. Prior to joining Sibanye, he was the Senior Vice President and Group Head of Mining at Gold Fields. Before that he occupied several senior management positions at Gold Fields and Anglo Platinum, management positions at Uranium One and Gold One. Robert began his mining career in 1982 as a Barlow's Learner Official and progressed through the mining ranks at East Rand Proprietary Mines, Harmony, Anglo Platinum, Gold One, Uranium One and Gold Fields, where he gained extensive South African and international mining experience.

James Wellsted (44)
Senior Vice President: Corporate Affairs
BSc (Honours) (Geology), University of the Witwatersrand (Wits)
PDM, Wits Business School

James Wellsted was appointed to his position on 1 January 2013. Prior to joining Sibanye, and from 2011, he was a mining analyst at JP Morgan covering the South African diversified mining sector. Previously, James spent seven years as the Executive Head of Investor and Media Relations at Mvelaphanda Resources, until its unbundling in 2011. Between 1998 and 2004, James was an analyst at JP Morgan, covering the South African and African gold mining companies and contributing to JP Morgan's supply and demand and gold price forecasts.

share capital, shareholders information and share ownership of directors

for the year ended 31 December 2013

SHARE CAPITAL

Authorised and issued

At the shareholder's meeting held on 21 November 2012 (Gold Fields being the sole shareholder) the Company's authorised and issued share capital each consisting of 1,000 par value shares of R1.00 each was converted into 1,000 ordinary shares with no par value. The authorised share capital was increased by the creation of a further 999,999,000 ordinary no par value shares, each ranking *pari passu* in all respects with the existing no par value shares in the Company's share capital so as to result in the Company's authorised share capital being 1,000,000,000 ordinary no par value shares. As at 31 December 2012 the authorised share capital was 1,000,000,000 ordinary no par value shares and the issued share capital was 1,000 ordinary no par value shares.

On 1 February 2013, prior to the unbundling of Sibanye from Gold Fields on 18 February 2013, Gold Fields

subscribed for a further 731,647,614 shares in Sibanye for R17,246 million. As of this date the issued share capital was 731,648,614 ordinary no par value shares.

During 2013 the Company issued 3,430,417 shares as part of the SGL Share Plan.

As at 31 December 2013 the authorised share capital was 1,000,000,000 ordinary no par value shares and the issued share capital was 735,079,031 ordinary no par value shares.

In terms of the general authority granted at the shareholders' meeting on 13 May 2013, the authorised but unissued ordinary share capital of the Company representing not more than 5% of the issued share capital of the Company as at 11 February 2013, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive scheme, was placed under the control of the directors.

This authority expires at the next annual general meeting where shareholders will be asked to place under the control of the directors the authorised but unissued ordinary share capital of the Company representing not more than 5% of the issued share capital of the Company from time to time.

On 5 November 2013 the shareholders approved the issue of 150 million ordinary shares, or such number of shares that represent 17% of the issued capital, on a fully diluted basis for the acquisition of the Cooke operations.

Repurchase of shares

The Company has not exercised the general authority granted to buy back shares from its issued ordinary share capital granted at the shareholders' meeting held on 13 May 2013.
At the next annual general meeting, shareholders will be asked to review the general authority for the acquisition by the Company, or a subsidiary of the Company, of its own shares.

ANALYSIS OF SHAREHOLDERS AT 31 DECEMBER 2013

Shareholder spread	Number of shareholders	%	Number of shares	%
1 – 1,000 shares	13,837	81.42	2,280,623	0.31
1,001 – 10,000 shares	2,334	13.73	7,530,683	1.02
10,001 – 50,000 shares	389	2.29	8,707,403	1.18
50,001 – 100,000 shares	92	0.54	6,469,908	0.88
100,001 – 500,000	183	1.08	44,381,857	6.04
500,001 – 1,000,000	58	0.34	40,260,751	5.48
1,000,001 shares and over	102	0.60	625,447,806	85.09
Total	**16,995**	**100.00**	**735,079,031**	**100.00**

Distribution of shareholders	Number of shareholders	%	Number of shares	%
American Depositary Receipts	72	0.42	221,559,298	30.14
Unit Trusts/Mutual Funds	138	0.81	174,047,078	23.67
Pension Funds	173	1.02	141,717,170	19.27
Other Managed Funds	101	0.59	68,840,845	9.36
Sovereign Wealth	8	0.05	23,879,405	3.25
Custodians	71	0.42	20,459,478	2.78
Private Investors	133	0.78	17,951,748	2.44
Insurance Companies	18	0.11	16,369,262	2.23
Trading	16	0.09	14,832,734	2.02
Exchange-Traded Funds	4	0.02	5,629,866	0.77
Universities	7	0.04	3,789,725	0.52
Hedge Funds	5	0.03	2,393,235	0.33
Corporates	2	0.01	1,286,961	0.18
Investment Trusts	4	0.02	867,916	0.12
Charities	3	0.02	520,584	0.07
Local Authority	1	0.01	483,252	0.07
Foreign Governments	2	0.01	71,000	0.01
Stockbrokers	2	0.01	66,839	0.01
Remainder	16,235	95.54	20,312,635	2.76
Total	**16,995**	**100.00**	**735,079,031**	**100.00**

Public/non-public shareholders	Number of shareholdings	%	Number of shares	%
Non-public shareholders				
Directors	4	0.02	162,940	0.02
Share trust	1	0.01	13,525,394	1.85
Own holding	1	0.01	1,201,425	0.16
Public shareholders	16,989	99.96	720,189,272	97.97
Total	**16,995**	**100.00**	**735,079,031**	**100.00**

share capital, shareholders' information and share ownership of directors continued

for the year ended 31 December 2013

Beneficial shareholders holding of 3% or more	Number of shares	%
Allan Gray Proprietary Limited	108,218,598	14.72
Investec Asset Management Holdings Proprietary Limited	103,985,030	14.15
Van Eck Associates Corporation	43,326,036	5.89
Dimensional Fund Advisors	35,337,505	4.81
PIC	34,470,776	4.69
First Eagle Investment Management	26,043,384	3.54
Blackrock Inc	24,731,965	3.36

Foreign custodian shareholders holding 3% or more	Number of shares	%
Bank of New York Depositary Receipts	220,005,324	29.93
Chase Nominees Limited	29,840,815	4.06
State Street Bank and Trust Company	25,561,750	3.48

SHARE OWNERSHIP OF DIRECTORS

The following sets forth, to the knowledge of Sibanye's management, the total amount of ordinary shares of Sibanye directly or indirectly owned by the Directors as at 31 December 2013:

Holder	Ordinary Shares
Executive Directors	
Charl Keyter	48,040
Non-executive Directors	
Timothy Cumming	100
Rick Menell	44,800
Keith Rayner	70,000

statement of responsibility by the board of directors

The directors are responsible for the preparation and fair presentation of the consolidated annual financial statements of Sibanye Gold Limited, comprising the consolidated statement of financial position at 31 December 2013, and the income statement and statements of comprehensive income, changes in equity and cash flows for the year then ended, and the notes to the consolidated financial statements which include a summary of significant accounting policies and other explanatory notes, in accordance with IFRS, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act and the JSE Listing Requirements. In addition, the directors are responsible for preparing the directors' report.

The directors consider that, in preparing the consolidated financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS standards that they consider to be applicable have been complied with for the financial year ended 31 December 2013. The directors are satisfied that the information contained in the consolidated financial statements fairly presents the results of operations for the year and the financial position of the Company and the Group at year end. The directors also prepared the information included in the Integrated Report and are responsible for both its accuracy and its consistency with the consolidated financial statements.

The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the Company and the Group to enable the directors to ensure that the consolidated financial statements comply with the relevant legislation.

The Company and the Group operated in a well-established control environment, which is well documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable assurance that assets are safeguarded and the material risks facing the business are being controlled.

The directors have made an assessment of the ability of the Company and its subsidiaries to continue as going concern and have no reason to believe that the businesses will not be going concerns in the year ahead.

Sibanye has adopted a Code of Ethics which is available on the Sibanye website and which is adhered to by the Group. The Group's external auditors, KPMG Inc. audited the consolidated financial statements.

The consolidated annual financial statements were approved by the Board of Directors on 25 April 2014 and are signed on its behalf by:

Neal Froneman
Chief Executive Officer

Charl Keyter
Chief Financial Officer
25 April 2014

summarised financial statements

for the year ended 31 December 2013

The summarised consolidated financial results have been derived from the audited consolidated financial statements of Sibanye Gold Limited (Sibanye) for the year ended 31 December 2013, which were approved on 25 April 2014 by the Sibanye board of directors. The audited consolidated financial statements are available on our website www.sibanyegold.co.za.

The summarised consolidated financial results do not contain sufficient information to allow for a complete understanding of the results and state of affairs of the group, which is provided by the detailed audited consolidated financial statements.

For a printed copy of the audited consolidated financial statements, please contact the Sibanye investor relations department. Refer to the contact details on page 33.

BASIS OF PREPARATION AND ACCOUNTING POLICIES

The summarised consolidated financial results for the year ended 31 December 2013 are prepared in accordance with the requirements of the JSE Listing Requirements and the Companies Act of South Africa. The JSE Listing Requirements require a summary to be prepared in accordance with the framework concepts, the measurement and recognition requirements of International Financial Reporting Standards (IFRS), the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and must also, as a minimum, contain the

information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the summarised consolidated financial statements are in terms of IFRS and also consistent with those applied in the consolidated financial statements for the year ended 31 December 2012, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board. The newly adopted standards did not materially impact the Group's financial results, other than disclosures.

The translation of the Group financial statements into US dollars is based on the average exchange rate for the year for the income statement and cash flow statement and the year-end closing exchange rate for the statement of financial position items. Exchange differences on translation are accounted for in the statement of comprehensive income. This information is provided as supplementary information only.

Where necessary, comparative periods may be adjusted to conform to changes in presentations.

With effect from 1 January 2013 the Group changed its classification of environmental rehabilitation inflation from operating costs to finance expenses, to better reflect the nature of the expenses as well as align it with its peers. The previous comparative period has been classified to conform to the current year's presentation. This resulted in R49.8 million (US$6.1 million) for the year ended 31 December 2012 being reclassified from operating costs to finance expense. This reclassification had no effect on profit before royalties and taxation.

With effect of 1 January 2013 the Group has disclosed other income and other costs separately in order to enhance disclosure as they were previously disclosed as a net amount in other costs. The 31 December 2012 amount of R121.3 million (US$14.8 million), has been reclassified as other income R247.2 million (US$30.1 million) and other costs R368.5 million (US$44.9 million).

The reclassifications have no impact on the opening balances of the statement of financial position, therefore no third statement of financial position has been prepared in terms of IAS 1.

The distributable reserve "Transactions with non-controlling interests" of R3,648.5 million (US$512.1 million) previously included in other reserves has been combined with accumulated loss to indicate the nature of the reserve with effect from 31 December 2011.

The summarised consolidated financial statements have been prepared by the corporate accounting staff of Sibanye headed by Pieter Henning, Vice President Corporate Finance. This process was supervised by Charl Keyter, Chief Financial Officer.

RELATED PARTY TRANSACTIONS

The Group, in the ordinary course of business, entered into various sale and purchase transactions with related parties.

INDEPENDENT AUDIT BY THE AUDITORS

These summarised consolidated financial results have been derived from the audited consolidated financial statements of Sibanye for the year ended 31 December 2013, on which the auditors, KPMG Inc., have expressed an unmodified audit opinion. KPMG Inc. has also issued an unmodified audit report on these summarised financial statements, stating that these summarised financial statements are consistent, in all material respects, with the audited consolidated financial statements. The auditor's report does not necessarily report on all the information contained in this Summarised Report. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's reports and the audited consolidated financial statements, which are available for inspection at the registered office of the Company.

consolidated income statement

for the year ended 31 December 2013

US dollar		Figures in million	SA rand	
2012	2013		2013	2012
2,021.2	2,013.7	Revenue	19,331.2	16,553.5
(1,610.1)	(1,570.5)	Cost of sales	(15,077.2)	(13,186.6)
411.1	443.2	**Net operating profit**	4,254.0	3,366.9
12.9	16.7	Investment income	160.3	105.5
(21.6)	(43.8)	Finance expense	(420.3)	(176.7)
(32.2)	(31.9)	Share-based payments	(305.8)	(263.5)
11.4	5.4	Share of results of equity–accounted investees after taxation	51.5	93.1
1.7	(0.5)	(Loss)/gain on financial instruments	(4.6)	13.8
0.1	6.7	Gain on foreign exchange differences	24.0	1.2
30.1	22.8	Other income	219.3	247.2
(44.9)	(32.8)	Other costs	(314.9)	(368.5)
–	(89.7)	Impairment	(821.0)	–
0.3	0.6	Profit on disposal of property, plant and equipment	5.5	2.4
–	(3.1)	Loss on loss of control of subsidiary	(30.2)	–
–	(1.0)	Transaction costs	(9.3)	–
(15.2)	(45.8)	Restructuring costs	(439.4)	(124.1)
353.7	246.8	**Profit before royalties and taxation**	2,369.1	2,897.3
(34.4)	(43.2)	Royalties	(414.6)	(282.1)
319.3	203.6	**Profit before taxation**	1,954.5	2,615.2
44.6	(26.7)	Mining and income taxation	(256.2)	365.0
363.9	176.9	**Profit for the year**	1,698.3	2,980.2
		Attributable to:		
363.8	176.3	Owners of Sibanye	1,692.4	2,979.6
0.1	0.6	Non-controlling interests	5.9	0.6
		Earnings per share attributable to owners of Sibanye		
36,380,000	27	Basic earnings per share – cents	260	297,960,000
36,380,000	27	Diluted earnings per share – cents	255	297,960,000
8.19	9.60	Average exchange rate R/US$1		

consolidated statement of comprehensive income

for the year ended 31 December 2013

US dollar		Figures in million	SA rand	
2012	**2013**		**2013**	2012
363.9	**176.9**	Profit for the year	**1,698.3**	2,980.2
69.6	**(111.0)**	Other comprehensive income net of taxation	**–**	–
69.6	**(111.0)**	Currency translation adjustments on convenience translation	**–**	–
433.5	**65.9**	**Total comprehensive income for the year**	**1,698.3**	2,980.2
		Attributable to:		
433.4	**65.3**	Owners of Sibanye	**1,692.4**	2,979.6
0.1	**0.6**	Non-controlling interests	**5.9**	0.6
8.19	**9.60**	Average exchange rate R/US$1		

consolidated statement of financial position

as at 31 December 2013

US dollar		Figures in million	SA rand	
2012	2013		2013	2012
		ASSETS		
2,094.7	**1,672.2**	**Non–current assets**	**17,289.9**	17,950.6
1,911.0	**1,465.3**	Property, plant and equipment	**15,151.0**	16,376.1
25.5	**26.6**	Equity-accounted investments	**275.1**	218.6
0.2	**0.1**	Investments	**1.4**	1.5
155.3	**153.6**	Environmental rehabilitation obligation funds	**1,588.1**	1,331.1
–	**23.1**	Financial guarantee asset	**238.5**	–
2.7	**3.5**	Deferred taxation	**35.8**	23.3
203.9	**261.7**	**Current assets**	**2,705.0**	1,747.1
40.7	**18.1**	Inventories	**187.1**	348.9
65.2	**94.3**	Trade and other receivables	**973.8**	558.3
–	**5.0**	Current portion of financial guarantee asset	**51.7**	–
64.0	**–**	Related-party receivables	**–**	548.1
34.0	**144.3**	Cash and cash equivalents	**1,492.4**	291.8
2,298.6	**1,933.9**	**Total assets**	**19,994.9**	19,697.7
		EQUITY AND LIABILITIES		
(1,128.1)	**911.2**	Equity attributable to owners of Sibanye	**9,421.2**	(9,668.1)
–	**1,955.3**	Stated share capital	**17,245.8**	–
767.6	**678.8**	Other reserves	**2,643.3**	2,429.9
(1,895.7)	**(1,722.9)**	Accumulated loss	**(10,467.9)**	(12,098.0)
(0.5)	**0.2**	Non-controlling interest	**2.2**	(4.6)
(1,128.6)	**911.4**	**Total equity**	**9,423.4**	(9,672.7)
926.9	**675.1**	**Non-current liabilities**	**6,980.0**	7,942.3
488.4	**361.3**	Deferred taxation	**3,735.4**	4,185.5
233.5	**144.2**	Borrowings	**1,491.4**	2,000.0
202.9	**160.6**	Environmental rehabilitation obligation	**1,660.7**	1,739.1
2.1	**1.6**	Post-retirement healthcare obligation	**16.3**	17.7
–	**7.4**	Share-based payment obligations	**76.2**	–
2,500.3	**347.4**	**Current liabilities**	**3,591.5**	21,428.1
206.6	**200.5**	Trade and other payables	**2,073.0**	1,769.6
22.8	**20.0**	Financial guarantee liability	**206.6**	196.4
11.2	**74.2**	Taxation and royalties payable	**767.2**	96.6
259.0	**48.3**	Current portion of borrowings	**499.5**	2,220.0
–	**4.4**	Current portion of share-based payment obligations	**45.2**	–
2,000.7	**–**	Related-party payables	**–**	17,145.5
2,298.6	**1,933.9**	**Total equity and liabilities**	**19,994.9**	19,697.7
8.57	**10.34**	Closing exchange rate R/US$1		

consolidated statement of changes in equity

for the year ended 31 December 2013

SA rand (Figures in million)	Stated share capital	Foreign currency translation adjustment	Share-based payment reserve	Accum-ulated loss	Equity attributable to owners of Sibanye	Non-controlling interests	Total equity
Balance at 31 December 2011	–	–	2,166.4	(14,136.1)	(11,969.7)	(5.9)	(11,975.6)
Total comprehensive income for the year	–	–	–	2,979.6	2,979.6	0.6	2,980.2
Profit for the year	–	–	–	2,979.6	2,979.6	0.6	2,980.2
Other comprehensive income	–	–	–	–	–	–	–
Share-based payments	–	–	263.5	–	263.5	–	263.5
Dividends paid	–	–	–	(731.3)	(731.3)	–	(731.3)
Transaction with non-controlling interests	–	–	–	–	–	0.7	0.7
Transaction with shareholder	–	–	–	(210.2)	(210.2)	–	(210.2)
Balance at 31 December 2012	**–**	**–**	**2,429.9**	**(12,098.0)**	**(9,668.1)**	**(4.6)**	**(9,672.7)**
Total comprehensive income for the year	–	–	–	1,692.4	1,692.4	5.9	1,698.3
Profit for the year	–	–	–	1,692.4	1,692.4	5.9	1,698.3
Other comprehensive income	–	–	–	–	–	–	–
Share-based payments	–	–	213.4	–	213.4	–	213.4
Share subscription	17,245.8	–	–	–	17,245.8	–	17,245.8
Dividends paid	–	–	–	(271.9)	(271.9)	–	(271.9)
Transaction with non-controlling interests	–	–	–	–	–	3.0	3.0
Loss of control of subsidiary	–	–	–	–	–	(2.1)	(2.1)
Transaction with shareholder	–	–	–	209.6	209.6	–	209.6
Balance at 31 December 2013	**17,245.8**	**–**	**2,643.3**	**(10,467.9)**	**9,421.2**	**2.2**	**9,423.4**

US dollar (Figures in million)	Stated share capital	Foreign currency translation adjustment	Share-based payment reserve	Accum-ulated loss	Equity attributable to owners of Sibanye	Non-controlling interests	Total equity
Balance at 31 December 2011	–	369.7	296.1	(2,138.1)	(1,472.3)	(0.7)	(1,473.0)
Total comprehensive income for the year	–	69.6	–	363.8	433.4	0.1	433.5
Profit for the year	–	–	–	363.8	363.8	0.1	363.9
Other comprehensive income	–	69.6	–	–	69.6	–	69.6
Share-based payments	–	–	32.2	–	32.2	–	32.2
Dividends paid	–	–	–	(95.5)	(95.5)	–	(95.5)
Transaction with non-controlling interests	–	–	–	–	–	0.1	0.1
Transaction with shareholder	–	–	–	(25.9)	(25.9)	–	(25.9)
Balance at 31 December 2012	**–**	**439.3**	**328.3**	**(1,895.7)**	**(1,128.1)**	**(0.5)**	**(1,128.6)**
Total comprehensive income for the year	–	(111.0)	–	176.3	65.3	0.6	65.9
Profit for the year	–	–	–	176.3	176.3	0.6	176.9
Other comprehensive income	–	(111.0)	–	–	(111.0)	–	(111.0)
Share-based payments	–	–	22.2	–	22.2	–	22.2
Share subscription	1,955.3	–	–	–	1,955.3	–	1,955.3
Dividends paid	–	–	–	(27.1)	(27.1)	–	(27.1)
Transaction with non-controlling interests	–	–	–	–	–	0.3	0.3
Loss of control of subsidiary	–	–	–	–	–	(0.2)	(0.2)
Transaction with shareholder	–	–	–	23.6	23.6	–	23.6
Balance at 31 December 2013	**1,955.3**	**328.3**	**350.5**	**(1,722.9)**	**911.2**	**0.2**	**911.4**

consolidated statement of cash flows

for the year ended 31 December 2013

US dollar		Figures in million	SA rand	
2012	2013		2013	2012
		CASH FLOWS FROM OPERATING ACTIVITIES		
668.8	**716.7**	Cash generated by operations	**6,840.0**	5,477.4
(0.1)	**(0.3)**	Post-retirement healthcare payments	**(2.7)**	(1.2)
–	**(0.4)**	Cash-settled share-based payments paid	**(3.9)**	–
(79.0)	**59.2**	Change in working capital	**568.7**	(648.0)
589.7	**775.2**	**Cash generated from operating activities**	**7,402.1**	4,828.2
4.3	**6.6**	Interest received	**63.3**	35.3
(14.3)	**(34.0)**	Interest paid	**(326.3)**	(116.9)
–	**5.0**	Guarantee fees received	**47.0**	–
(50.5)	**(25.9)**	Royalties paid	**(249.0)**	(413.7)
(119.7)	**(31.8)**	Taxation paid	**(304.8)**	(980.4)
(95.5)	**(27.1)**	Dividends paid	**(271.9)**	(731.3)
314.0	**668.0**	**Net cash from operating activities**	**6,360.4**	2,621.2
		CASH FLOWS FROM INVESTING ACTIVITIES		
(379.4)	**(302.2)**	Additions to property, plant and equipment	**(2,901.5)**	(3,106.9)
0.6	**0.7**	Proceeds on disposal of property, plant and equipment	**6.9**	5.2
(3.0)	**(17.9)**	Contributions to environmental rehabilitation obligation funds	**(172.3)**	(24.3)
–	**(1.1)**	Payment of environmental rehabilitation obligation	**(10.5)**	–
–	**0.6**	Cash flow on loss of control of subsidiary	**5.9**	–
(381.8)	**(319.9)**	**Net cash used in investing activities**	**(3,071.5)**	(3,126.0)
		CASH FLOWS FROM FINANCING ACTIVITIES		
–	**1,955.3**	Proceeds from shares issued on unbundling	**17,245.8**	–
–	**(1,025.0)**	Loans repaid	**(9,840.0)**	–
515.3	**793.8**	Loans raised	**7,620.0**	4,220.0
(521.7)	**(1,939.7)**	Related-party loans repaid	**(17,108.0)**	(4,272.4)
59.4	**–**	Related-party loans raised	**–**	486.2
–	**(0.9)**	Financing costs capitalised	**(9.1)**	–
–	**0.3**	Proceeds on shares issued to non-controlling interests	**3.0**	–
53.0	**(216.2)**	**Net cash (used in)/flows from financing activities**	**(2,088.3)**	433.8
(14.8)	**131.9**	Net increase/(decrease) in cash and cash equivalents	**1,200.6**	(71.0)
4.2	**(21.6)**	Effect of exchange rate fluctuation on cash held	**–**	–
44.6	**34.0**	Cash and cash equivalents at the beginning of the year	**291.8**	362.8
34.0	**144.3**	**Cash and cash equivalents at the end of the year**	**1,492.4**	291.8
8.19	**9.60**	Average exchange rate R/US$1		
8.57	**10.34**	Closing exchange rate R/US$1		

notes to the consolidated financial statements

for the year ended 31 December 2013

1. SEGMENT REPORTING

Subsequent to the unbundling from the Gold Fields group, management has presented the Driefontein and Kloof segments separately and not in aggregate as the Kloof Driefontein Complex, this is in line with how the information from these operations is reviewed by and reported to the executive committee.

| | 31 December 2012 | | | | SA rand | | 31 December 2013 | | | |
Corporate[1]	Beatrix	Kloof	Driefontein	Group	Figures in million	Group	Driefontein	Kloof	Beatrix	Corporate[1]
–	3,913.0	6,693.9	5,946.6	16,553.5	Revenue	19,331.2	8,162.7	6,954.4	4,214.1	–
–	(2,622.4)	(3,899.0)	(4,302.4)	(10,823.8)	Operating costs	(11,973.3)	(4,881.2)	(4,100.7)	(2,991.4)	–
–	1,290.6	2,794.9	1,644.2	5,729.7	**Operating profit**	7,357.9	3,281.5	2,853.7	1,222.7	–
(18.1)	(631.8)	(726.4)	(986.5)	(2,362.8)	Amortisation and depreciation	(3,103.9)	(1,458.0)	(1,096.5)	(528.1)	(21.3)
(18.1)	658.8	2,068.5	657.7	3,366.9	**Net operating profit**	4,254.0	1,823.5	1,757.2	694.6	(21.3)
11.2	19.3	36.8	38.2	105.5	Investment income	160.3	55.0	47.4	27.5	30.4
(5.3)	(29.9)	(78.5)	(63.0)	(176.7)	Finance expense	(420.3)	(193.6)	(152.3)	(72.8)	(1.6)
(105.6)	(42.3)	(43.5)	(72.1)	(263.5)	Share-based payments	(305.8)	(61.1)	(47.2)	(41.8)	(155.7)
164.5	(30.3)	(65.1)	(53.6)	15.5	Net other costs[2]	(24.7)	(67.0)	(70.5)	(40.4)	153.2
0.3	(8.0)	(58.4)	(84.3)	(150.4)	Non-recurring items[3]	(1,294.4)	(159.5)	(125.6)	(900.1)	(109.2)
–	(70.5)	(145.3)	(66.2)	(282.1)	Royalties	(414.6)	(198.3)	(147.1)	(69.2)	–
(24.4)	(121.5)	(306.3)	(22.6)	(474.8)	Current taxation	(809.8)	(427.7)	(273.5)	(97.5)	(11.1)
16.9	238.2	207.4	377.3	839.8	Deferred taxation	553.6	174.0	18.3	336.3	25.0
39.5	613.8	1,615.6	711.4	2,980.2	**Profit for the year**	1,698.3	945.3	1,006.7	(163.4)	(90.3)
					Profit/(loss) attributable to:					
38.9	613.8	1,615.6	711.4	2,979.6	Owners of the parent	1,692.4	945.3	1,006.7	(163.4)	(96.2)
0.6	–	–	–	0.6	Non-controlling interest holders	5.9	–	–	–	5.9
22.5	210.7	504.5	241.3	979.0	Sustaining capital expenditure	1,018.5	320.2	459.8	200.6	37.9
–	447.5	830.8	849.6	2,127.9	Ore reserve development	1,883.0	702.8	843.8	336.4	–
22.5	658.2	1,335.3	1,090.9	3,106.9	**Total capital expenditure**	2,901.5	1,023.0	1,303.6	537.0	37.9

Figures may not add as they are rounded independently.

[1] "Corporate" represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.

[2] Net other costs consists of (loss)/gain on financial instruments; gain on foreign exchange differences; other income and other costs as detailed in the income statement. "Corporate" net other costs includes the share of results of equity-accounted investees after taxation of R51.5 million (2012: R93.1 million).

[3] Non-recurring items consists of impairment; profit on disposal of property, plant and equipment; loss on loss of control of subsidiary; transaction costs and restructuring costs as detailed in the income statement.

notes to the consolidated financial statements continued

for the year ended 31 December 2013

1.   SEGMENT REPORTING (continued)

31 December 2012					US dollar	31 December 2013				
Corporate[1]	Beatrix	Kloof	Driefontein	Group	Figures in million	Group	Driefontein	Kloof	Beatrix	Corporate[1]
–	477.8	817.3	726.1	2,021.2	Revenue	2,013.7	850.3	724.4	439.0	–
–	(320.2)	(476.1)	(525.3)	(1,321.6)	Operating costs	(1,247.2)	(508.4)	(427.2)	(311.6)	–
–	157.6	341.2	200.8	699.6	**Operating profit**	766.5	341.9	297.2	127.4	–
(2.3)	(77.1)	(88.7)	(120.5)	(288.5)	Amortisation and depreciation	(323.3)	(151.9)	(114.2)	(55.0)	(2.2)
(2.3)	80.5	252.5	80.3	411.1	**Net operating profit**	443.2	190.0	183.0	72.4	(2.2)
1.3	2.4	4.5	4.7	12.9	Investment income	16.7	5.7	4.9	2.9	3.2
(0.7)	(3.6)	(9.5)	(7.8)	(21.6)	Finance expense	(43.8)	(20.1)	(15.8)	(7.6)	(0.3)
(12.9)	(5.2)	(5.3)	(8.8)	(32.2)	Share-based payments	(31.9)	(6.4)	(4.9)	(4.4)	(16.2)
20.2	(3.7)	(8.0)	(6.6)	1.9	Net other costs[2]	1.6	(6.9)	(7.3)	–	15.8
–	(1.0)	(7.1)	(10.3)	(18.4)	Non-recurring items[3]	(139.0)	(16.6)	(13.1)	(98.0)	(11.3)
–	(8.6)	(17.7)	(8.1)	(34.4)	Royalties	(43.2)	(20.7)	(15.3)	(7.2)	–
(3.0)	(14.8)	(37.4)	(2.8)	(57.9)	Current taxation	(84.4)	(44.6)	(28.5)	(10.1)	(1.2)
2.0	29.1	25.3	46.1	102.5	Deferred taxation	57.7	18.2	1.9	35.0	2.7
4.7	74.9	197.3	86.9	363.9	**Profit for the year**	176.9	98.5	104.9	(17.0)	(9.5)
					Profit/(loss) attributable to:					
4.6	74.9	197.3	86.9	363.8	Owners of the parent	176.3	98.5	104.9	(17.0)	(10.1)
0.1	–	–	–	0.1	Non-controlling interest holders	0.6	–	–	–	0.6
2.7	25.7	61.6	29.5	119.6	Sustaining capital expenditure	106.1	33.4	47.9	20.9	3.9
–	54.7	101.4	103.7	259.8	Ore reserve development	196.1	73.2	87.9	35.0	–
2.7	80.4	163.0	133.2	379.4	**Total capital expenditure**	302.2	106.6	135.8	55.9	3.9

Figures may not add as they are rounded independently.

The average exchange rate for the year end 31 December 2013 was R9.60/US$1 (2012: R8.19/US$1).

[1] "Corporate" represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.

[2] Net other costs consists of (loss)/gain on financial instruments; gain on foreign exchange differences; other income and other costs as detailed in the income statement. "Corporate" net other costs includes the share of results of equity-accounted investees after taxation of US$5.4 million (2012: US$11.4 million).

[3] Non-recurring items consists of Impairment; profit on disposal of property, plant and equipment; loss on loss of control of subsidiary; transaction costs and restructuring costs as detailed in the income statement.

2.   SHARE-BASED PAYMENTS

In terms of the previously existing Gold Fields Limited Share Plans, all Gold Fields shares vested pro rata ("no fault termination" rules applied) to Sibanye employees following the unbundling of Sibanye. The proportionate unvested options under the Gold Fields Limited Share Plans on date of unbundling were replaced with Sibanye share options to the equivalent value, under the Sibanye Gold 2013 Share Plan.

Sibanye's Remuneration Committee has limited the issuance of share options for the 2013 allocation under the Sibanye Gold 2013 Share Plan (the SGL Share Plan) to senior management only. Middle and certain Senior employees, who previously participated in the equity-settled share option scheme, now participate in a cash-settled share scheme, the Sibanye Gold 2013 Phantom Share Scheme (the SGL Phantom Scheme). Notwithstanding that the SGL Phantom Scheme is not subject to compliance with the JSE Listings Requirements as it is a purely cash-settled remuneration scheme, the SGL Share Plan rules apply, in all material aspects, to the SGL Phantom Scheme, other than the issue of new shares to participants.

The share-based payment expense for the year ended 31 December 2013 of R306 million (US$32 million) (2012: R264 million (US$32 million)) consists of R213 million (US$22 million) (2012: R264 million (US$32 million)) relating to the SGL Share Plan and R93 million (US$10 million) (2012: Rnil (US$nil)) relating to the SGL Phantom Scheme.

The cash-settled share options are valued at each reporting period based on the fair value of the instrument at that reporting date. The difference between the reporting date fair value and the initial recognition fair value of these cash-settled share options is included in (loss)/gain on financial instruments in the income statement.

3.   IMPAIRMENT

An underground fire during February 2013 at Beatrix West affected approximately 38% of the planned production area, impacting on the commercial viability of the Beatrix West Section. As a result a decision was taken during the six months ended 30 June 2013 to impair Beatrix West's mining assets by R821 million (US$90 million).

4. DEFERRED TAXATION

The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the group's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can be significantly different from year to year. The estimated long term deferred tax rate at which the temporary differences will reverse has been revised lower, resulting in a tax credit of R214 million (US$22 million) for the year ended 31 December 2013. The Beatrix West impairment also resulted in a deferred tax credit of R230 million (US$25 million) in the year ended 31 December 2013.

During 2012, the statutory tax rate for gold mining companies changed and resulted in a deferred tax credit of R1.0 billion (US$123 million).

5. HEADLINE AND DILUTED EARNING PER SHARE

US dollars			SA rand	
2012	2013		2013	2012
		Reconciliation of profit attributable to owners of Sibanye to headline earnings		
363.8	176.3	Profit attributable to owners of Sibanye	1,692.4	2,979.6
(0.3)	(0.6)	Profit on disposal of property, plant and equipment	(5.5)	(2.4)
–	89.7	Impairment	821.0	–
–	3.1	Loss on loss of control of subsidiary	30.2	–
0.1	(24.9)	Taxation effect of remeasurement items	(228.3)	0.7
363.6	243.6	**Headline earnings**	2,309.8	2,977.9
36,360,000	37	**Headline earnings per share – cents**	355	297,790,000
36,360,000	37	**Diluted headline earnings per share – cents**	348	297,790,000

6. INVESTMENT IN RAND REFINERY PROPRIETARY LIMITED

The share of results of equity-accounted investees after taxation amounting to R51.5 million (US$5.4 million), relates to Sibanye's 33.1% interest in Rand Refinery Proprietary Limited (Rand Refinery). Rand Refinery has not issued its audited results for its year ended 30 September 2013 and therefore Sibanye's share of results has been based on unaudited management accounts.

Rand Refinery implemented a new Enterprise Resource Planning (ERP) system on 1 April 2013 to conduct its financial and management accounting. Since the implementation of the ERP software, the customisation of the software has been problematic with the result that Rand Refinery has not been able to fully reconcile certain accounts at 30 September 2013. Rand Refinery's management team is currently resolving the problems encountered with the ERP software and is in the process of investigating the transactions processed from 1 April 2013 on the ERP system to determine if any adjustments to their current financial records are required. At this stage, the Rand Refinery management team cannot be certain that the results in its management accounts are accurate. Accordingly there is uncertainty around the results of the associate after tax in Sibanye's results.

Any share of potential adjustments from the unaudited management accounts to be recognised will be limited to the current carrying value of its investment in Rand Refinery as no guarantees were provided to Rand Refinery.

7. FINANCIAL GUARANTEE ASSET AND LIABILITY

As of 18 February 2013, the Gold Fields group is no longer guaranteeing any debt of Sibanye, similarly Sibanye has been released from all of its obligations as guarantor under Gold Fields group debt, except, Sibanye remains a guarantor of the US$1 billion 4.875% guaranteed notes (the Notes) issued by Gold Fields Orogen Holding (BVI) Limited (Orogen, a subsidiary of Gold Fields) on 30 September 2010, due to mature on 7 October 2020. Interest on these notes is due and payable semi-annually on 7 April and 7 October in arrears. The payment of all amounts due in respect of the Notes is unconditionally and irrevocably guaranteed by Gold Fields, Sibanye, Gold Fields Operations Limited and Gold Fields Holdings Company (BVI) Limited (collectively the Guarantors), on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

An indemnity agreement (the Indemnity Agreement) has been entered into between the Guarantors, pursuant to which the Guarantors (other than Sibanye) hold Sibanye harmless from and against any and all liabilities and expenses which may be incurred by Sibanye under or in connection with the Notes, including any payment obligations by Sibanye to the note holders or the trustee of the Notes pursuant to the guarantee of the Notes, all on

notes to the consolidated financial statements continued

for the year ended 31 December 2013

7. FINANCIAL GUARANTEE ASSET AND LIABILITY (continued)

the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye's guarantee obligations under the Notes remain in place.

The Group initially recognised the financial guarantee liability at fair value of the guarantee in connection with the Notes. The liability is amortised over the remaining period of the bond and should facts and circumstances change on the ability of the Gold Fields group's ability to meet its obligation under the Notes, the liability will be re-valued accordingly. As at 31 December 2013 the balance was R207 million (US$20 million) (31 December 2012: R196 million (US$23 million)).

As of 18 February 2013, Orogen is obliged to pay a bi-annual guarantee fee to the Sibanye until it has been released as a guarantor under the Notes. The group has raised a receivable under the financial guarantee asset for the future fee income. As at 31 December 2013 the balance was R290 million (US$ 28 million), R52 million (US$5 million) of which is current.

Sibanye has ceded all of its rights, title and interest in and to the Indemnity Agreement and the Guarantee Fee agreement in favour of the lenders of the R4.5 billion Facility, jointly and severally, as security for its obligations under the facilities.

8. BORROWINGS

On 18 February 2013, the date of unbundling from Gold Fields, Sibanye refinanced its R3,500 million (2012: R3,000 million) long-term credit facilities and R900 million (2012: R1,220 million) short-term credit facilities, which were Gold Fields group debt facilities, by drawing down R4,570 million under the Bridge Loan Facilities.

Sibanye repaid R2,570 million of the Bridge Loan Facilities during the year and on 13 December 2013, Sibanye repaid the balance of the Bridge Loan Facilities by drawing down R2,000 million under the new R4.5 billion Facilities.

The terms and conditions of the R4.5 billion Facilities are more favourable and less restrictive than the Bridge Loan Facilities.

9. OCCUPATIONAL HEALTHCARE SERVICES CONTINGENT LIABILITY

The Group provides occupational healthcare services to its employees through its existing facilities at the various operations. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. Any such increased cost has not yet been quantified. The Group is monitoring developments in this regard.

The principal health risks associated with Sibanye's mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Sibanye's workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (COAD) as well as noise induced hearing loss (NIHL). The Occupational Diseases in Mines and Works Act, 78 of 1973, or ODMWA, governs the compensation paid to mining employees who contract certain illnesses, such as silicosis. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from its employer in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is possible that such ruling could expose Sibanye to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class or similar group action. If Sibanye were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Sibanye's results of operations and financial condition. In addition, Sibanye may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

On 21 August 2012, a court application was served on a group of respondents that included Sibanye (the August Respondents). On 21 December 2012, a further court application was issued and was formally served on a number of respondents, including Sibanye (the December Respondents and, together with the August Respondents, the Respondents), on 10 January 2013, on behalf of classes of mine workers, former mine workers and their dependants who were previously employed by, or who are currently employed by, amongst others, Sibanye and who allegedly contracted silicosis and/or other occupational lung diseases (the "Classes"). The court application of 21 August 2012 and the court application of 21 December 2012 are together referred to below as the "Applications".

These Applications request that the court certify a class action to be instituted by the applicants on behalf of the Classes. The Applications are the first and preliminary steps in a process where, if the court were to certify the class action, the applicants may, in a second stage, bring an action wherein they will attempt to hold the Respondents liable for silicosis and other occupational lung diseases and resultant consequences. In the second stage, the Applications contemplate addressing what the applicants describe as common legal and factual issues regarding the claim arising from the allegations of the entire Classes. If the applicants are successful in the second stage, they envisage that individual members of the Classes could later submit individual claims for damages against the respective Respondents. The Applications do not identify the number of claims that may be instituted against the Respondents or the quantum of damages the applicants may seek.

9. **OCCUPATIONAL HEALTHCARE SERVICES CONTINGENT LIABILITY** (continued)

With respect to the Applications Sibanye has filed a notice of its intention to oppose the Applications and has instructed its attorneys to defend the claims. Sibanye and its attorneys are engaging with the applicants' attorneys in both Applications to try to establish a court-sanctioned process to agree the timelines, (including the date by which Sibanye must file its papers opposing the Applications) and the possible consolidation of the separate applications.

The two class actions were consolidated into one action during 2013 and the attorneys for the Applicants in those matters have now applied to the court for a case management procedure in order to set times in which the parties have to comply with various legal processes and timeframes in terms of the application. Sibanye has entered notices to oppose the various actions and its attorneys are currently considering the opposition in detail. Accordingly, Sibanye cannot quantify its potential liability from these actions.

10. **EVENTS AFTER THE REPORTING DATE**

There were no events that could have a material impact on the financial results of the Group after 31 December 2013, other than what is disclosed below.

Final dividend declared

The Board approved a maiden final dividend of 75 cents per share (ZAR), resulting in a total dividend of 112 cents per share (ZAR) in 2013.

Cooke Operations acquisition

Sibanye announced on 21 August 2013, that it had entered into an agreement with Gold One International Limited (Gold One) to acquire its Cooke underground and surface operations (Cooke Operations). The consideration for the acquisition will be approximately 150 million new Sibanye ordinary shares, or such number of shares that represents 17% of Sibanye's issued share capital, on a fully diluted basis on the closing of the transaction. The transaction is subject to the fulfilment of various conditions precedent and is likely to be concluded during 2014.

In terms of the Interim Management and Funding Agreement between Gold One and Sibanye, Sibanye has been appointed, effective 1 March 2014, to manage the business and mining activities of the Cooke Operations. Sibanye will be entitled to make available loan facilities to the Cooke Operations to fund working capital requirements. The loans are repayable in the event that the acquisition is terminated and not implemented. In such an event the loans are guaranteed by Gold One.

Witwatersrand Consolidated Gold Resources Limited acquisition

Sibanye announced on 11 December 2013 that it had offered to acquire the entire issued share capital of Witwatersrand Consolidated Gold Resources Limited (Wits Gold) for a cash consideration of approximately R407 million (US$39 million) (the Scheme Consideration). The transaction was subject to the fulfilment of various conditions precedent which were completed on 14 April 2014.

Sibanye was required to deposit the full Scheme Consideration into an escrow account to comply with regulations 111(4) and 111(5) of the Companies Act Regulations, 2011. As at 31 December 2013, R410 million (US$40 million) was held in the escrow account and forms part of the Group's cash and cash equivalents balance.

On 13 March 2014, at the Wits Gold shareholders meeting, the shareholders of Wits Gold approved the proposed transaction by voting in favour of the various resolutions to give effect to the transaction.

On 14 April 2014, Sibanye paid the Scheme Consideration to Wits Gold shareholders and obtained control (100%) of Wits Gold.

Sibanye decided to proceed with the final binding offer (the Offer) as submitted to the business rescue practitioner of Southgold Exploration Proprietary Limited (Southgold) to acquire Southgold, sole owner of the Burnstone gold mine and assets. The acquisition of Southgold subject to the fulfilment of certain outstanding conditions.

11. **LIQUIDITY**

The Group's current liabilities exceeded its current assets by R887 million (US$86 million) as at 31 December 2013. Current liabilities at year end include the financial guarantee liability of R207 million (US$20 million) (refer to note 7) which does not reflect the true liquidity of Sibanye per se, as Sibanye believes that Gold Fields is currently in the position to meet its obligations under the Notes.

With the Bridge Loan Facilities refinanced Sibanye was in a position to actively manage its debt position and as a result repaid an additional R500 million debt in December 2013, effectively applying cash, a current asset, to reduce long term borrowings.

The Directors believe that the cash-generated by its operations and the remaining balance of the Company's revolving credit facility will enable the Group to continue to meet its obligations as they fall due.

notice of the annual general meeting

Notice is hereby given to shareholders that the annual general meeting (AGM) of Sibanye Gold Limited (the Company) for the year ended 31 December 2013 will be held at Libanon Business Park, 1 Hospital Street (off Cedar Avenue), Libanon, Westonaria, 1780, South Africa, on 17 June 2014 at 09:00 to (i) deal with such business as may lawfully be dealt with at the meeting; and (ii) consider and, if deemed fit, pass, with or without modification, the ordinary and special resolutions set out hereunder in the manner required by the Companies Act, 2008 (Act No 71 of 2008) (as amended) (the Act), as read with the JSE Limited listings requirements and other stock exchanges on which the Company's ordinary shares are listed.

Kindly note that, in terms of section 63(1) of the Act, meeting participants (including proxies) will be required to provide reasonably satisfactory identification before being entitled to participate in or vote at the AGM. Forms of identification that will be accepted include original and valid identity documents, driver's licences and passports.

RECORD DATES, PROXIES AND VOTING

In terms of section 59(1)(a) and (b) of the Act, the Board of the Company has set the record dates for the purposes of determining which shareholders are entitled to:
- receive notice of the AGM (being the date on which a shareholder must be registered in the Company's securities register in order to receive notice of the AGM) as 25 April 2014; and
- participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company's securities register in order to participate in and vote at the AGM) as 11 June 2014.

Shareholders who have not dematerialised their shares or who have dematerialised their shares with "own-name" registration, and who are entitled to attend, participate in and vote at the AGM, are entitled to appoint a proxy to attend, speak and vote in their stead. A proxy need not be a shareholder and shall be entitled to vote on a show of hands or poll. It is requested that proxy forms be forwarded so as to reach the transfer secretaries in South Africa or the United Kingdom by no later than 48 (forty-eight) hours before the commencement of the AGM. If shareholders who have not dematerialised their shares or who have dematerialised their shares with "own-name" registration, and who are entitled to attend, participate in and vote at the AGM do not deliver the proxy forms to the transfer secretaries in South Africa or the United Kingdom by the relevant time, such shareholders will nevertheless be entitled to lodge the form of proxy in respect of the AGM immediately prior to the AGM, in accordance with the instructions therein, with the Chair of the AGM.

Shareholders who have dematerialised their shares, other than those shareholders who have dematerialised their shares with "own-name" registration, should contact their Central Securities Depository Participant (CSDP) or broker in the manner and within the time stipulated in the agreement entered into between them and their CSDP or broker:
- to furnish them with their voting instructions; or
- in the event that they wish to attend the AGM, to obtain the necessary letter of representation to do so.

On a show of hands, every shareholder present in person or represented by proxy and entitled to vote shall have only one vote irrespective of the number of shares such shareholder holds. On a poll, every shareholder present in person or represented by proxy and entitled to vote shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by such shareholder bears to the aggregate amount of the nominal value of all shares issued by the Company.

ELECTRONIC PARTICIPATION

The Company intends to offer shareholders reasonable access to attend the AGM through electronic conference call facilities, in accordance with the provisions of the Act. Shareholders wishing to participate electronically in the AGM are required to deliver written notice to the Company at Libanon Business Park, 1 Hospital Street (off Cedar Avenue), Libanon, Westonaria, 1780, South Africa (marked for the attention of Cain Farrel, the Company Secretary), by no later than 09:00 on 10 June 2014, that they wish to participate via electronic communication at the AGM (the electronic notice). In order for the electronic notice to be valid it must state: (a) if the shareholder is an individual, a certified copy of his identity document and/or passport; (b) if the shareholder is not an individual, a certified copy of a resolution by the relevant entity and a certified copy of the identity documents and/or passports of the persons who passed the relevant resolution, which resolution must set out who from the relevant entity is authorised to represent the relevant entity at the AGM via electronic communication; and (c) a valid email address and/or facsimile number ("the contact address/number"). Voting on shares will not be possible via electronic communication and, accordingly, shareholders participating electronically and wishing to vote their shares at the AGM will need to be represented at the AGM, either in person, by proxy or by letter of representation. The Company shall use its reasonable endeavours, on or before 09:00 on 12 June 2014, to notify the shareholder, who has delivered a valid electronic notice, at its contact address/number, of the relevant details through which the shareholder can participate via electronic communication.

When reading the resolutions below, please refer to the explanatory notes for the resolutions on pages 29 to 30.

PRESENTATION OF ANNUAL FINANCIAL STATEMENTS AND REPORTS
The consolidated financial statements of the Company and its subsidiaries, including the independent auditors', Audit Committee's and directors' reports for the year ended 31 December 2013, have been distributed as required and will be presented to the shareholders at the AGM.

A complete set of the audited consolidated financial statements, together with the abovementioned reports, are set out on pages 100 to 147 of the Integrated Report.

SOCIAL AND ETHICS COMMITTEE
In accordance with Regulation 43(5)(c) of the Act, the Chair of the Social and Ethics Committee will report to shareholders at the AGM.

ORDINARY RESOLUTION NUMBER 1
Re-appointment of auditors
"Resolved that KPMG Inc., upon the recommendation of the current Audit Committee of the Company, be re-appointed as the auditors of the Company until the conclusion of the next AGM."

ORDINARY RESOLUTION NUMBER 2
Election of a director
"Resolved that ZST Skweyiya, who was appointed to the Board on 1 October 2013 and who retires in terms of the Company's Memorandum of Incorporation, and who is eligible and available for election, is elected as a director of the Company."

A brief CV is set out on page 5.

ORDINARY RESOLUTION NUMBER 3
Re-election of a director
"Resolved that MS Moloko, who was appointed to the Board on 1 January 2013 and who retires in terms of the Company's Memorandum of Incorporation, and who is eligible and available for re-election, is elected as a director of the Company."

A brief CV is set out on page 4.

ORDINARY RESOLUTION NUMBER 4
Re-election of a director
"Resolved that NJ Froneman, who was appointed to the Board on 1 January 2013 and who retires in terms of the Company's Memorandum of Incorporation, and who is eligible and available for re-election, is elected as a director of the Company."

A brief CV is set out on page 4.

ORDINARY RESOLUTION NUMBER 5
Re-election of a director
"Resolved that C Keyter, who was appointed to the Board on 9 November 2012 and who retires in terms of the Company's Memorandum of Incorporation, and who is eligible and available for re-election, is elected as director of the Company."

A brief CV is set out on page 4.

notice of the annual general meeting continued

ORDINARY RESOLUTION NUMBER 6
Re-election of a director
"Resolved that KA Rayner, who was appointed to the Board on 1 January 2013 and who retires in terms of the Company's Memorandum of Incorporation, and who is eligible and available for re-election, is elected as a director of the Company."

A brief CV is set out on page 5.

ORDINARY RESOLUTION NUMBER 7
Re-election of a member and Chair of the Audit Committee
"Resolved that KA Rayner is re-elected as a member and the Chair of the Audit Committee with effect from the end of this AGM, in terms of section 94(2) of the Act, subject to his re-election as a director pursuant to ordinary resolution number 6.

A brief CV is set out on page 5.

ORDINARY RESOLUTION NUMBER 8
Re-election of a member of the Audit Committee
"Resolved that RP Menell is re-elected as a member of the Audit Committee with effect from the end of this AGM, in terms of section 94(2) of the Act."

A brief CV is set out on page 4.

ORDINARY RESOLUTION NUMBER 9
Election of a member of the Audit Committee
"Resolved that NG Nika is elected as a member of the Audit Committee with effect from the end of this AGM, in terms of section 94(2) of the Act."

A brief CV is set out on page 5.

ORDINARY RESOLUTION NUMBER 10
Election of a member of the Audit Committee
"Resolved that SC van der Merwe is elected as a member of the Audit Committee with effect from the end of this AGM, in terms of section 94(2) of the Act."

A brief CV is set out on page 5.

ORDINARY RESOLUTION NUMBER 11
Approval for the issue of authorised but unissued ordinary shares
"Resolved that, as required by the Company's Memorandum of Incorporation and subject to the provisions of section 41 of the Act and the requirements of any recognised stock exchange on which the shares in the capital of the Company may from time to time be listed, the directors are authorised, as they in their discretion think fit, to allot and issue, or grant options over, shares representing not more than 5% (five per cent) of the number of ordinary shares in the issued share capital of the Company as at 31 December 2013 (for which purposes any shares approved to be allotted and issued by the Company in terms of any share plan or incentive scheme for the benefit of employees shall be excluded), such authority to ensure until the next AGM of the Company (whereupon this authority shall lapse unless it is renewed at the aforementioned AGM)."

ADVISORY ENDORSEMENT
Advisory endorsement of the remuneration policy
"To endorse, through a non-binding advisory vote, the Company's remuneration policy (excluding the remuneration of the non-executive directors for their services as directors and members of the Board or statutory committees), as set out in the remuneration report contained on pages 86 to 91 of the Integrated Report."

In terms of the Code of and Report on Governance Principles for South Africa (King III), released on 1 September 2009, an advisory vote should be obtained from shareholders on the Company's annual remuneration policy. The vote allows shareholders to express their views on the remuneration policies adopted and the implementation thereof but will not be binding on the Company.

SPECIAL RESOLUTION NUMBER 1

Approval for the remuneration of non-executive directors

"Resolved that, in terms of section 66(9) of the Act, the following remuneration shall be payable to non-executive directors of the company with effect from 1 June 2014 for their services as directors:

	per annum
The Chair of the Board	R1,500,000
The Chair of the Audit Committee	R287,000
The Chairs of the Nominating and Governance Committee, Risk Committee, Remuneration Committee, Social and Ethics Committee and Safety, Health and Sustainable Development Committee (excluding the Chairman of the Board)	R177,000
Members of the Board (excluding the Chairman of the Board)	R793,000
Members of the Audit Committee (excluding the Chairman of the Board)	R149,000
Members of the Nominating and Governance Committee, Risk Committee, Remuneration Committee, Social and Ethics Committee and Safety, Health and Sustainable Development Committee (excluding the Chairman of the Board)	R112,000

SPECIAL RESOLUTION NUMBER 2

Approval for the company to grant financial assistance in terms of section 44 and 45 of the Act

"Resolved that, to the extent required by sections 44 and/or 45 of the Act, the Board may, subject to compliance with the requirements of the Act, the company's Memorandum of Incorporation and the requirements of any recognised stock exchange on which the shares in the capital of the company may from time to time be listed, authorise the company to provide direct or indirect financial assistance to any of its present or future subsidiaries and/or any other company or entity that is or becomes related or inter-related to the Company, at any time during a period commencing on the date of passing of this resolution and ending at the next AGM."

SPECIAL RESOLUTION NUMBER 3

Acquisition of the company's own shares

"Resolved that, pursuant to the company's Memorandum of Incorporation, the company or any subsidiary of the company is hereby authorised by way of a general approval, from time to time, to acquire ordinary shares in the capital of the company in accordance with the Act and the JSE Listings Requirements, provided that:

(i) the number of its own ordinary shares acquired by the company in any one financial year shall not exceed 20% (twenty per cent) of the ordinary shares in issue at the date on which this resolution is passed;

(ii) this authority shall lapse on the earlier of the date of the next AGM of the company or the date 15 (fifteen) months after the date on which this resolution is passed;

(iii) the Board has resolved to authorise the acquisition and that the company and its subsidiaries (the Group) will satisfy the solvency and liquidity test immediately after the acquisition and that, since the test was done, there have been no material changes to the financial position of the Group;

(iv) the acquisition must be effected through the order book operated by the JSE Limited trading system and done without any prior understanding or arrangement between the company and the counterparty;

(v) the company only appoints one agent to effect any acquisition(s) on its behalf;

(vi) the price paid per ordinary share may not be greater than 10% (ten per cent) above the weighted average of the market value of the ordinary shares for the 5 (five) business days immediately preceding the date on which an acquisition is made;

(vii) the number of shares acquired by subsidiaries of the company shall not exceed 10% (ten per cent) in the aggregate of the number of issued shares in the company at the relevant times;

(viii) the acquisition of shares by the company or its subsidiaries may not be effected during a prohibited period, as defined in the JSE Listings Requirements;

(ix) an announcement containing full details of such acquisitions of shares will be published as soon as the company and/or its subsidiaries have acquired shares constituting, on a cumulative basis 3% (three per cent) of the number of shares in issue at the date of the AGM at which this special resolution is considered and if approved, passed, and for each 3% (three per cent) in aggregate of the initial number acquired thereafter; and

(x) the Group will, prior to an acquisition, obtain a working capital letter from its sponsor."

notice of the annual general meeting continued

The JSE Listings Requirements require, in terms of paragraph 11.26, the following disclosures, which appear in this Summarised Report:

- Directors and management – refer to pages 4 to 7
- Major shareholders – refer to page 9
- Material change – other than the facts and developments reported in the Integrated Report, there have been no material changes in the financial or trading position of the Sibanye Group since the results for the year ended 31 December 2013 were published on 20 February 2014
- Directors' interest in securities – refer to page 10
- Share capital of the company – refer to page 8
- Responsibility statement – refer to page 11
- Litigation – refer to pages 22 to 23 (for the occupational healthcare services litigation)

Other than the litigation referred to, on pages 22 to 23, Sibanye is not a party to any material legal or arbitration proceedings, nor is any of its property the subject of pending material legal proceedings.

The directors jointly and severally accept full responsibility for the accuracy of the information pertaining to the special resolutions and certify that to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the resolutions contain all information required by the Act and the JSE Listings Requirements.

Other than the facts and developments reported on in the Integrated Report, there have been no material changes in the affairs or financial position of the company and its subsidiaries between the date of signature of the audit report and the date of this notice.

By order of the directors

Cain Farrel
Corporate Secretary
Johannesburg

25 April 2014

explanatory notes

ORDINARY RESOLUTION NUMBER 1

Re-appointment of auditors

In terms of section 90(1) of the Act, each year at its AGM, the Company must appoint an auditor who complies with the requirements of section 90(2) of the Act. Following a detailed review, which included an assessment of its independence, the current Audit Committee of the Company has recommended that KPMG Inc. be re-appointed as the auditors of the Company.

ORDINARY RESOLUTION NUMBERS 2 TO 6

Election and re-election of directors

In terms of the Company's Memorandum of Incorporation, 1/3 (one third) of the non-executive directors shall retire from office each AGM. The non-executive directors so to retire at each AGM shall firstly be vacancies filled or additional directors appointed since the last AGM and then those who have been longest in office since their last election. For avoidance of doubt, in determining the number of non-executive directors to retire, no account shall be taken of any executive directors. Retiring non-executive directors shall be eligible for re-election.

The Board, through the Nominating and Governance Committee, has evaluated the past performance and contribution of the retiring non-executive directors and recommends that they be re-elected.

ORDINARY RESOLUTION NUMBERS 7 TO 10

Re-election of members of the Audit Committee

The members of the Audit Committee have been nominated by the Board for election as members of the Company's Audit Committee in terms of section 94(2) of the Act. The Board has reviewed the proposed composition of the Audit Committee against the requirements of the Act and the Regulations under the Act, and has confirmed that, if all the individuals referred to above are re-elected, the committee will comply with the relevant requirements and have the necessary knowledge, skills and experience to enable it to perform its duties in terms of the Act.

ORDINARY RESOLUTION NUMBER 11

Approval for the issue of authorised but unissued ordinary shares

In terms of the Company's Memorandum of Incorporation, read with the JSE Listings Requirements, the shareholders of the Company may authorise the directors to, *inter alia*, issue any unissued ordinary shares and/or grant options over them, as the directors in their discretion think fit.

The existing authority granted by the shareholders at the previous AGM is proposed to be renewed at this AGM. The authority will be subject to the provisions of the Act and the JSE Listings Requirements. The aggregate number of ordinary shares capable of being allotted and issued in terms of this resolution, other than in terms of the Company's share or other employee incentive schemes, shall be limited to 5% (five per cent) of the number of ordinary shares in issue as at 31 December 2013 (the listing date).

The directors have decided to seek annual renewal of this authority in accordance with best practice. The directors have no current plans to make use of this authority but wish to ensure, by having it in place, that the Company has some flexibility to take advantage of any business opportunities that may arise in the future.

SPECIAL RESOLUTION NUMBER 1

Approval for the remuneration of non-executive directors

Special resolution number 1 is proposed to enable the Company to comply with the provisions of sections 65(11)(h), 66(8) and 66(9) of the Act, which stipulate that remuneration to directors for their service as directors may be paid only in accordance with a special resolution approved by shareholders. The non-executive directors have decided to forego any increases for the following year. The next anticipated increase will, subject to shareholders approval, be on 1 June 2015 and on each anniversary of this date thereafter.

SPECIAL RESOLUTION NUMBER 2

Approval for the Company to grant financial assistance in terms of sections 44 and 45 of the Act

Notwithstanding the title of section 45 of the Act, being loans or other financial assistance to directors, on a proper interpretation thereof, the body of the section also applies to financial assistance provided by a company to any related or inter-related company or corporation, a member of a related or inter-related corporation, and to a person related to any such company, corporation or member.

explanatory notes continued

Further, section 44 of the Act may also apply to the financial assistance so provided by a company to any related or inter-related company or corporation, a member of a related or inter-related corporation, or a personal related to any such company, corporation or member, in the event that the financial assistance is provided for the purpose of, or in connection with, the subscription of any option, or any securities, issued or to be issued by the Company or a related or inter-related company, or for the purchase of any securities of the Company or a related or inter-related company.

Both sections 44 and 45 of the Act provide, *inter alia*, that the particular financial assistance must be provided only pursuant to a special resolution of shareholders, adopted within the previous 2 (two) years, which approved such assistance either for the specific recipient, or generally for a category of potential recipients, and the specific recipient falls within that category and the Board is satisfied that: (i) immediately after providing the financial assistance, the Company would satisfy the solvency and liquidity test (as contemplated in the Act); and (ii) the terms under which the financial assistance is proposed to be given are fair and reasonable to the Company.

As part of the normal conduct of the business of the Group, the Company, where necessary, may provide guarantees and other support undertakings to third parties which enter into financial agreements with its subsidiaries and joint ventures or partnerships in which the Company or members of the Group have an interest. In the circumstances and in order to, *inter alia,* ensure that the Company and its subsidiaries and other related and inter-related companies and entities continue to have access to financing for purposes of refinancing existing facilities and funding their corporate and working capital requirements, it is necessary to obtain the approval of the shareholders as set out in this special resolution. The Company would like the ability to continue to provide financial assistance, if necessary, also in other circumstances, in accordance with section 45 of the Act.

Furthermore, it may be necessary for the Company to provide financial assistance to any of its present or future subsidiaries, and/or to any related or inter-related company or corporation, and/or to a member of a related or inter-related corporation, to subscribe for options or securities of the Company or another Company related or inter-related to it. Under the Act, the Company will require the special resolution referred to above to be adopted.

It is therefore imperative that the Company obtains the approval of shareholders in terms of special resolution number 2 so that it is able to effectively organise its internal financial administration.

SPECIAL RESOLUTION NUMBER 3
Acquisition of the Company's own shares
Special resolution number 3 is sought to allow the Company and/or its subsidiaries (the Group) by way of a general authority to acquire its own issued shares (reducing the total number of ordinary shares of the Company in issue in the case of an acquisition by the Company of its own shares). At the present time, the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate. Any decision by the directors to use the general authority to acquire shares of the Company will be taken with regard to the prevailing market conditions and other factors and provided that, after such acquisition, the directors are of the opinion that:
(i)   the Group will be able to pay its debts in the ordinary course of business for a period of 12 (twelve) months after the date of this notice;
(ii)   the assets of the Group will exceed the liabilities of the Company and its subsidiaries for a period of 12 (twelve) months after the date of this notice, recognised and measured in accordance with the accounting policies used in the latest audited annual Group financial statements;
(iii)   the ordinary share capital and reserves of the Company and its subsidiaries will be adequate for the purposes of the business of the Company and its subsidiaries for the period of 12 (twelve) months after the date of this notice;
(iv)   the working capital of the Company and its subsidiaries will be adequate for the purposes of the business of the Company and its subsidiaries for the period of 12 (twelve) months after the date of this notice.

The Company will ensure that its sponsor will provide the necessary letter on the adequacy of the working capital in terms of the JSE Listings Requirements, prior to the commencement of any acquisition of the Company's shares on the open market.

form of proxy

Sibanye Gold Limited
(Registration number 2002/031431/06) ("the Company")
Share code: SGL   Issuer code: SGL   ISIN: ZAE000173951

For use by certificated shareholders and own-name dematerialised shareholders at the AGM of the Company to be held at Libanon Business Park, 1 Hospital Street, (off Cedar Avenue), Libanon, Westonaria, at 09:00 on 17 June 2014.

Certificated shareholders or dematerialised shareholders with "own-name" registration, and who are entitled to attend and vote at the AGM, are entitled to appoint one or more proxies to attend, speak and vote in their stead. A proxy need not be a shareholder and shall be entitled to vote on a show of hands or poll.

Dematerialised shareholders, other than dematerialised shareholders with "own-name" registration, must not return this form of proxy to the Transfer Secretaries or deliver it to the Chair of the AGM. Dematerialised shareholders, other than dematerialised shareholders with "own-name" registration, should instruct their CSDP or broker as to what action they wish to take. This must be done in the manner and time stipulated in the agreement entered into between them and their CSDP or broker.

I/we (Name in block letters) _____

of (address in block letters) _____

being the holder/s of_____[1] ordinary shares in the issued share capital of the Company hereby appoint

_____ of_____ or, failing him/her

_____ of_____ or, failing him/her, the Chair of the AGM

as my/our proxy, to attend, speak on my/our behalf at the AGM to be held at Libanon Business Park, 1 Hospital Street, (off Cedar Avenue), Libanon, Westonaria, on 17 June 2014 at 09:00 South African time and at any adjournment thereof, and to vote or abstain from voting on my/our behalf on the resolutions to be proposed at such AGM, with or without modification, as follows:

	For	Against	Abstain
ORDINARY RESOLUTION NUMBER 1 – Re-appointment of auditors			
ORDINARY RESOLUTION NUMBER 2 – Election of a director: ZST Skweyiya			
ORDINARY RESOLUTION NUMBER 3 – Re-election of a director: MS Moloko			
ORDINARY RESOLUTION NUMBER 4 – Re-election of a director: NJ Froneman			
ORDINARY RESOLUTION NUMBER 5 – Re-election of a director: C Keyter			
ORDINARY RESOLUTION NUMBER 6 – Re-election of a director: KA Rayner			
ORDINARY RESOLUTION NUMBER 7 – Re-election of a member and Chair of the Audit Committee: KA Rayner			
ORDINARY RESOLUTION NUMBER 8 – Re-election of a member of the Audit Committee: RP Menell			
ORDINARY RESOLUTION NUMBER 9 – Re-election of a member of the Audit Committee: NG Nika			
ORDINARY RESOLUTION NUMBER 10 – Re-election of a member of the Audit Committee: SC van der Merwe			
ORDINARY RESOLUTION NUMBER 11 – Approval for the issue of authorised but unissued ordinary shares			
Advisory endorsement of the remuneration policy			
SPECIAL RESOLUTION NUMBER 1 – Approval for the remuneration of non-executive directors			
SPECIAL RESOLUTION NUMBER 2 – Approval for the Company to grant financial assistance in terms of section 44 and 45 of the Act			
SPECIAL RESOLUTION NUMBER 3 – Acquisition of the Company's own shares			

Every person entitled to vote who is present at the AGM shall be entitled to –
a. one vote on a show of hands irrespective of the number of shares such person holds or represents, provided that a proxy shall, irrespective of the number of shareholders she/he represents, have only one vote;
b. that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by the shareholder bears to the aggregate amount of the nominal value of all shares issued by the Company in respect of every matter that may be decided by polling.

A proxy may not delegate his/her authority to act on his/her behalf to another person (see note 10).

[1] Insert number of securities in respect of which you are entitled to exercise voting rights.

This proxy form will lapse and cease to be of force and effect immediately after the AGM of the Company and any adjournment(s) thereof, unless it is revoked earlier (as to which see notes 15 and 16).

Signed _____at _____ on_____ 2014
(Name in block letters)

Signature _____
Assisted by me (where applicable)

notes to the form of proxy

This proxy form is not for use by holders of American depositary receipts issued by the Bank of New York Mellon Corporation. Please read the notes and instructions.

SUMMARY OF HOLDERS' RIGHTS IN RESPECT OF PROXY APPOINTMENTS AS SET OUT IN SECTIONS 56 AND 58 OF THE ACT AND NOTES TO THE FORM OF PROXY

1. Section 56 grants voting rights to holders of a beneficial interest in certain circumstances, namely if the beneficial interest includes the right to vote on the matter, and the person's name is on the Company's register of disclosures as the holder of a beneficial interest. A person who has a beneficial interest in any securities that are entitled to be voted on by him/her, may demand a proxy appointment from the registered holder of those securities, to the extent of that person's beneficial interest, by delivering such a demand to the registered holder, in writing, or as required by the applicable requirements of a central securities depository.

2. A proxy appointment must be in writing, dated and signed by the person appointing the proxy.

3. Forms of proxy must be delivered to the Company before a proxy may exercise any voting rights at the AGM either by returning them to Computershare Investor Services (Proprietary) Limited at Ground Floor, 70 Marshall Street, Johannesburg, 2001, or to Capita Asset Services, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, to be received on or before 09:00 on 12 June 2014 or if not so received by 12 June 2014, by presenting it to a representative of Computershare Investor Services (Proprietary) Limited at the premises of the Company immediately before the commencement of the AGM; alternatively by presenting it to the Company Secretary at the premises of the Company at any time before the commencement of the AGM. Forms can be posted or hand delivered.

4. Each person entitled to exercise any voting rights at the AGM may appoint a proxy or proxies to attend, speak, vote or abstain from voting in place of that holder.

5. A person entitled to vote may insert the name of a proxy or the name of an alternative proxy of the holder's choice in the space provided, with or without deleting the Chair of the AGM. Any such deletion must be initialled. The person whose name stands first on the form of proxy and who is present at the AGM shall be entitled to act as proxy to the exclusion of the person whose name follows as an alternative. In the event that no names are indicated, the proxy shall be exercised by the Chair of the AGM.

6. An "X" in the appropriate box indicates that all your voting rights are exercisable by that holder. If no instructions are provided in the form of proxy, in accordance with the above, then the proxy shall be entitled to vote or abstain from voting at the AGM, as the proxy deems fit in respect of all your voting rights exercisable thereat but, if the proxy is the Chair, failure to provide instructions to the proxy in accordance with the above will be deemed to authorise the proxy to vote only in favour of the resolution.

7. You or your proxy are not obliged to exercise all your voting rights exercisable but the total of the voting rights cast may not exceed the total of the voting rights exercisable by you.

8. Your authorisation to the proxy, including the Chair of the AGM, to vote on your behalf, shall be deemed to include the authority to vote on procedural matters at the AGM.

9. The completion and lodging of this form of proxy will not preclude you from attending the AGM and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, in which case the appointment of any proxy will be suspended to the extent that you choose to act in person in the exercise of your voting rights at the AGM.

10. The Company's memorandum of incorporation does not permit delegation by a proxy.

11. Documentary evidence establishing the authority of a person attending the AGM on your behalf in a representative capacity or signing this form of proxy in a representative capacity must be attached to this form.

12. The Company will accept an original and valid identity document, driver's licence or passport as satisfactory identification.

13. Any insertions, deletions or alterations to this form must be initialled by the signatory(ies).

14. The appointment of a proxy is revocable unless you expressly state otherwise in the form of proxy.

15. You may revoke the proxy appointment by: (i) cancelling it in writing, or making a later, inconsistent appointment of a proxy; and (ii) delivering a copy of the revocation instrument to the proxy and to the Company at its premises or at Ground Floor, 70 Marshall Street, Johannesburg, 2001, for the attention of Computershare Investor Services (Proprietary) Limited, or to Capita Asset Services, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, to be received before the replacement proxy exercises any of your rights at the AGM.

16. The revocation of a proxy appointment constitutes a complete and final cancellation of the proxy's authority to act on your behalf at the later of (i) the date stated in the revocation instrument, if any; or (ii) the date on which the revocation instrument is delivered as required in paragraph 15.

17. If this form of proxy has been delivered to the Company in accordance with paragraph 3 then, as long as that appointment remains in effect, any notice that is required by the Act or the Company's memorandum of incorporation to be delivered by the Company to the holder of the voting rights must be delivered by the Company to:
    (a) the holder; or
    (b) the proxy, if the holder has:
        (i) directed the Company to do so, in writing; and
        (ii) has paid any reasonable fee charged by the Company for doing so.

18. In terms of section 56 of the Act, the registered holder of any shares in which any person has a beneficial interest, must deliver to each such person a notice of any meeting of the Company at which those shares may be voted on, within two business days after receiving such a notice from the Company.

SibanyeGOLD
We are One

administrative and corporate information

Investor enquiries

James Wellsted

Head of corporate affairs

Sibanye Gold Limited

Tel: +27 83 453 4014

+27 11 278 9656

E-mail: james.wellsted@sibanyegold.co.za

Corporate Secretary

Cain Farrel

Tel: +27 10 001 1122

Fax: +27 11 278 9863

E-mail: cain.farrel@sibanyegold.co.za

Registered office

Libanon Business Park

1 Hospital Street

(off Cedar Avenue)

Libanon

Westonaria

1780

South Africa

Private Bag X5

Westonaria

1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

Sibanye Gold Limited

Incorporated in the Republic of

South Africa

Registration number 2002/031431/06

Share code: SGL

Issuer code: SGL

ISIN – ZAE E000173951

Listings

JSE: SGL

NYSE: SBGL

Website

www.sibanyegold.co.za

Directors

M Sello Moloko* (Chairman)

Neal J Froneman (CEO)

Charl Keyter (CFO)

Timothy J Cumming*

Barry E Davison*

Richard P Menell*

Nkosemntu G Nika*

Keith A Rayner*

Zola ST Skweyiya*

Susan C van der Merwe*

Jerry S Vilakazi*

Cain Farrel (Company Secretary)

*Independent non-executive

JSE sponsor

JP Morgan Equities South Africa

(Proprietary) Limited

(Registration number:

1995/011815/07)

1 Fricker Road, Illovo

Johannesburg, 2196

Private Bag X9936, Sandton, 2196,

South Africa

**Office of the United Kingdom
secretaries**

London

St James's Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

**American Depositary Receipt
transfer agent**

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh, PA 15252-8516

US Toll Free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Kim Schwarz

Vice President, Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2852

Mobile: +1 347 515 0068

Fax: +1 212 571 3050

Email:
kimberly.schwarz@bnymellon.com

**Transfer secretaries
South Africa**

Computershare Investor Services

(Proprietary) Limited

Ground Floor

70 Marshall Street

Johannesburg

2001

PO Box 61051

Marshalltown

2107

Tel: +27 11 370 5000

Fax: +27 11 688 5248

**Transfer secretaries
United Kingdom**

Capita Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel: 0871 664 0300 (calls cost 10p a

minute plus network extras, lines

are open 8:30 to 17:00, Monday

to Friday) or

+44 20 8639 3399 (overseas)

Fax: +44 20 8658 3430

E-mail: ssd@capitaregistrars.com

Auditors

KPMG Inc.

KPMG Crescent

85 Empire Road

Parktown 2193

Johannesburg

South Africa

Tel: +27 11 647 7111

Fax: +27 11 647 8000

www.sibanyegold.co.za



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: April 25, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer